UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Form 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 CytoGenix, Inc.
                 (Name of Small Business Issuer in its charter)




            Nevada                                    76-0484097
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)

  9881 South Wilcrest, Houston, Texas                    77099
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number, (281) 988-6118

Securities to be registered under Section 12(b) of the Act:

            Title of each class             Name of each exchange on which
            to be so registered               each class to be registered
                    NA                                   NA

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

(Title of class)

                                 CYTOGENIX, INC.
                                  FORM 10 - SB


                                TABLE OF CONTENTS

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CYTOGENIX, INC. FORM 10 - SB..............................................................................i

PART I....................................................................................................1

   ITEM 1.  Description of Business.......................................................................1
   ITEM 2.  Management's Discussion and Analysis or Plan of Operation.....................................6
   ITEM 3.  Description of Property......................................................................10
   ITEM 4.  Security Ownership of Certain Beneficial Owners and Management...............................11
   ITEM 5.  Directors, Executive Officers, Promoters and Control Persons.................................12
   ITEM 6.  Executive Compensation.......................................................................13
   ITEM 7.  Certain Relationships and Related Transactions...............................................15
   ITEM 8.  Description of Securities....................................................................15
PART II..................................................................................................16

   ITEM 1.  Market Price of Dividends on the Registrant's Common Equity and Related Stockholder Matters..16
   ITEM 2.  Legal Proceedings............................................................................17
   ITEM 3.  Changes in and Disagreement with Accountants.................................................17
   ITEM 4.  Recent Sales of Unregistered Securities......................................................17
   ITEM 5.  Indemnification of Directors and Officers....................................................20
FINANCIAL STATEMENTS....................................................................................F-1

PART III.................................................................................................21

   ITEM 1.  Exhibits and Financial Statement Schedules...................................................21
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                                     PART I

ITEM 1.    DESCRIPTION OF BUSINESS

CytoGenix, Inc. ("CytoGenix" or "the Company") is a development stage biotechnology company that has never had any sales. The primary focus of the Company's research is the technology applicable to implementing the final stage delivery of therapeutic DNA molecules in cells.

The Company was formed in 1995 as a biomedical research and development company.
The original name of the Company was Cryogenic Solutions, Inc., until the Company changed its name to CytoGenix, Inc. in January 2000. Equity funding has been the only source of operational and research working capital since the Company's inception.

RECENT DEVELOPMENTS

      On January 18, 2000 the Company entered into an agreement with Quantum Bit
Induction Technology, Inc. ("QBIT") pursuant to which 3,000,000 shares of QBIT common stock and the molecular biology intellectual property developed by QBIT, its employees or its assignees was acquired by the Company in exchange for 3,000,000 shares of the Company's common stock (the "QBIT Transaction"). As of June 30, 2000, the Company owned 6.3% of the outstanding capital stock of QBIT as a result the QBIT Transaction. The Company believed the research and development being pursued by QBIT in commercial applications of quantum mechanics, and specifically the quantum control of biochemical processes, would be applicable to, and complement, the Company's technology and products, which was the purpose of the Company's acquisition of an interest in QBIT. The molecular biology intellectual property acquired from QBIT (the "QBIT IP") was comprised of (i) U.S. Patent Application -- Serial No. 09/397,783 (filed
September 16, 1999 -- continuation-in-part 09/169,793) -- entitled "Enzymatic
Synthesis of ssDNA"; (ii) International Application -- No. PCT/US99/23933 --
Publication No. WO 00/22113 (filed October 12, 1999) -- entitled "Enzymatic
Synthesis of ssDNA"; and (iii) U.S. Patent Application (filed March 6, 2000) --
CIP of 09/397,783 and 09/169,793 and 09/877,251 and 08/236,504) -- entitled
"Enzymatic Synthesis of ssDNA In Vivo." Mr. Michael Skillern, the Chief
Executive Officer of QBIT, is an inventor listed in each of the foregoing applications.

      The Company and QBIT agreed on October 6, 2000 to rescind the QBIT
Transaction (the "QBIT Rescission") and Mr. Skillern assigned to the Company the
QBIT IP in consideration for nominal consideration paid by the Company and the Company's agreement to effect the QBIT Rescission. QBIT has returned to the Company 3,000,000 shares of the Company's common stock and the Company has returned to QBIT 3,000,000 shares of QBIT common stock. Each of the Malcolm H.
Skolnick, the Company's Chief Executive Officer, Dell T. Gibson, the Company's
Executive Vice President, and Lawrence Wunderlich, the Company's Chief Financial
Officer, served as a director of QBIT until October 6, 2000, upon which date those gentlemen resigned as directors of QBIT in connection with the QBIT
Rescission. Also on that date, Mr. Skillern resigned as a director of the Company.

      Each of the foregoing officers of the Company and Mr. Skillern, own
1,000,000 of the outstanding shares of QBIT (or, as of June 30, 2000, an aggregate of 8.3% of QBIT's outstanding shares). The ownership of these shares was not affected by the QBIT Rescission. Thus, notwithstanding anything to the contrary set forth in this document, the Company no longer owns any shares common stock of QBIT, QBIT no longer owns any shares of common stock of the Company, Mr. Skillern no longer serves as a director of the Company and none of Dr. Skolnick or Messrs. Gibson and Wunderlich serve as directors of QBIT.

INTRODUCTION

Widely published scientific studies conducted over the last twenty years by leading universities, including the University of Nebraska, University of Texas and University of Pennsylvania, private research laboratories and the National
Institute of Health have established that most diseases are the result of malfunctioning genes in the human genome, or the activities of rogue genes called viruses. This genetic activity causes the production of harmful proteins that lead to the symptoms and destructive results of disease. Examples of diseases caused by the production of such harmful proteins include cancer and certain cardiovascular diseases.

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In many instances it is possible to inhibit the production of harmful proteins by introducing small molecules of specific genetic material into the cells themselves. These molecules bind to the strings of messenger ribonucleic acid
(mRNA), and inhibit the mRNA from making the harmful protein. This is called
"Antisense" therapy.

The key to success with Antisense therapy is to insure that sufficient quantities of the Antisense molecules ultimately appear in the cells. CytoGenix has invented what functions as a tiny biological "factory" that, after introduction into the nucleus of the cell, actually produces many copies of the Antisense molecules in the cell. The business of CytoGenix is to refine this technology and apply it to the delivery of various patented Antisense molecules for the development of effective therapeutic drugs.

THE HUMAN GENOME

The U.S. Department of Energy defines the human genome as follows: "the complete set of instructions for making an organism is called its genome. It contains the master blueprint for all cellular structures and activities for the lifetime of the cell or organism. Found in every nucleus of a person's many trillions of cells, the human genome consists of tightly coiled threads of deoxyribonucleic acid (DNA) and associated protein molecules, organized into structures called chromosomes. For each organism, the chromosomes encode all the information necessary for building and maintaining life, from simple bacteria to remarkably complex human beings. Understanding how DNA performs this function requires some knowledge of its structure and organization."

The chromosomes are made up of complementary intertwined strands of DNA: one is labeled positive and the other negative. The negative strand of the DNA produces single strands of positive nucleotides (messenger RNA), each of which move around in the cell carrying coded instructions for the production of a specific protein.

By studying how genes function in the human genome and understanding how they go awry, scientists are developing new therapies designed to attack the underlying causes of disease, not just the symptoms. Makers of the new gene-based drugs anticipate those drugs will offer advantages over existing treatments, which merely attack the symptoms of a disease, by providing therapies that attack the underlying causes of disease. The Company is aware of only one proven product that constitutes an Antisense therapy, VitraveneTM, which was approved for marketing in the United States on August 26, 1998, for treatment of cytomegalovirus retinitis but was not developed by the Company. There can be no assurance that any additional Antisense drugs for illnesses other than cytomegalovirus retinitis will be approved for marketing in the United States.

ANTISENSE THERAPY

Management believes antisense therapy can be useful in treating diseases that respond to a reduction in the production of harmful proteins. A key distinction of Antisense therapy is that it intervenes much earlier in the disease process than traditional drug therapies. The following is a brief explanation of Antisense therapy.

To produce a protein, a cell first makes a positive copy of the DNA code containing the information necessary to produce the protein. This messenger RNA is called the "sense" molecule. This message-carrying molecule then moves to another part of the cell where it assembles the biochemical components to produce proteins.

Since the messenger RNA sequence is the complement to its originating gene sequence, scientists use the information content, or code of the original DNA nucleotide sequence to construct the highly specific, complementary "Antisense" molecule. Antisense molecules are free floating single strands of (negative) DNA that specifically bind to and neutralize the (positive) messenger RNA strands to prevent the production of specific proteins, and must be replicated in large numbers in the cells to be effective.

Antisense molecules do not have the potential for toxicity associated with traditional chemical or herbal compounds because they are expressed within the cell and because of their specificity. Extensive research has demonstrated that Antisense molecules either bind with the messenger RNA or are simply dissolved into natural components, which are found in, and generally are not harmful to, the body. In addition, Antisense molecules can be designed to treat a wide range of infectious and inflammatory diseases, cardiovascular diseases, and cancer.

Biotech researchers have identified and patented over 600 different species of the single stranded DNA molecules that are potential Antisense agents. The impediment to developing effective therapies using the Antisense molecules

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has heretofore been the problem of "delivering" them into individual cells in sufficient numbers where they can bind to the offending messenger RNA and prevent the production of the resulting harmful proteins. This binding activity involves the design and use of a genetically engineered single stranded DNA intracellular molecule synthesizer called an expression vector.

CytoGenix has developed a intracellular single stranded expression vector
(TroVec(TM)) that enables the final stage "delivery" by actually synthesizing sequence specific Antisense DNA molecules in the cell. The vector remains in the cell and continues to synthesize Antisense molecules to cancel the messenger RNA and prevent the production of harmful proteins.

DEVELOPMENT TO DATE

The ssDNA expression vector technology (Antisense molecule delivery system) was developed as the direct result of an exclusive license and sponsored research agreement with Dr. Charles Conrad and InGene, Inc. Dr. Conrad first invented and obtained a patent on the precursor technology of expressing single strands of sequence specific DNA in bacteria as a research laboratory technique, not contemplating any therapeutic use in living organisms. He developed the first version of the vector as a commercial product, but later abandoned the enterprise to complete his medical training. Dr. Conrad is not associated with the Company in any way other than by membership on the Company's Scientific
Advisory Board and through the prior licensing to the Company of certain rights to technology developed by him.

CytoGenix negotiated the license to obtain rights to the technology, revived the patent that had been filed by Dr. Conrad and entered into a sponsored research agreement with Dr. Conrad and InGene, Inc., an entity he had formed to develop the technology. These activities enabled the Company's expansion and refinement of the technology for possible use in human and animal therapies and agriculture. The technology was proven by Dr. Conrad and associates in the laboratories in July 1998 and Dr. Conrad's findings have been confirmed and submitted for publication in the ANTISENSE AND NUCLEIC ACID DRUG DEVELOPMENT
JOURNAL on April 4, 2000.

On December 28, 1998 the United States Patent Office (USPTO) notified the
Company that it has allowed all the claims contained in the patent application for the Company's single stranded DNA expression vector. On April 25, 2000 , Dr.
Charles Conrad was issued the patent for its stranded DNA expression vector under United States Patent No. 6,054,299 entitled, "Methods and Compositions for
Producing Single-stranded cloned DNA in eukaryotic cells", which the Company has the exclusive worldwide license to utilize. There are nine additional pending patent applications describing the Company's technology. Two other patent applications filed through the Patent Cooperation Treaty (PCT) were published on April 20, 2000. The first patent was No. WO 00/22113 entitled, "Enzymatic
Synthesis of ssDNA." The second patent was No. WO 00/22114 and entitled
"Production of ssDNA in vivo." These patents are important to the Company because they help form the basis of the technology needed for the production of TroVec(TM) and other products.

The Company has budgeted for five live animal studies in 2000. The first is in progress at the Southwest Foundation for Biomedical Research in San Antonio. It has begun with tissue studies and will progress to mouse studies and eventually primate studies to Antisense SIV, the monkey version of the human HIV virus.

A second animal trial is being conducted under a sponsored research agreement with Baylor College of Medicine. This study will test the vector in combination with an Antisense molecule for the treatment of pulmonary inflammation.

A second sponsored research agreement at Baylor College of Medicine has also been initiated. The objectives of this study are to verify effective Antisense molecules for psoriasis and melanoma. This research is designed to develop a compound to be applied to skin in order to effect the Antisense therapy, which is the method of treatment delivery the Company believes is the most likely to succeed for those diseases. The Company has not attempted to develop a method of delivering treatment either in pill form or as an injection, and there can be no assurance those alternative delivery methods will ever be available for the Company's products.

The specifics of the additional budgeted animal tests are not yet decided, however animal tests are required to gather data before human testing can be undertaken by persons wishing deliver their Antisense molecules using the Company's vector delivery system.

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It has been reported in the scientific literature, such as in the Reuters
Business Insight 2000 publication, ANTISENSE THERAPY: TECHNICAL ASPECTS AND
COMMERCIAL OPPORTUNITIES by Prof. Dr. K.K. Jain M.D., that other Antisense molecule delivery methods have failed to provide sufficient quantities to be therapeutically effective except in limited applications. Laboratory cell culture studies have demonstrated that the Company's ssDNA expression vector can adequately deliver sequence specific Antisense molecules in sufficient quantities in virtually all cell types, thereby overcoming many of the problems expressed in the literature. The Company plans to extend expression achieved in cell cultures to cells in live animals as has been discussed above.

The Company has submitted for publication a comprehensive manuscript describing these studies showing evidence of expression of various Antisense molecules in the cell cultures investigated. The authors of this manuscript are Charles
Conrad, MD, Yin Chen, Ph.D. and Robert Roxby, Ph.D. Dr. Chen is now working full-time in the Company's on-site laboratory.

The Company has spent approximately $1.6 million during the two years ended
December 31, 1999, on its research and development activities.

The Company has the following 8 full-time employees:

Malcolm H. Skolnick, Ph.D., J.D., has served as the Company's President and
Chief Executive Officer since September 1, 1999. Dr. Skolnick oversees all business operations management team. Dr. Skolnick retired from his position as Professor of Technology and Health Law at the University of Texas School of
Public Health on June 1, 2000, and also serves on the Boards of Biodyne, Inc.,
Public Health Services, Inc., QBIT, Inc. and several non-profit foundations.

Jonathan Elliston, Ph.D., J.D., M.B.A., has served as the Company's Director of
Strategic Planning and Intellectual Property since September 1, 1999 and as the
Company's Vice President of Research and Development since April 11, 2000. He is in charge of managing and creating intellectual property and manages laboratory operations. He is also the primary contact for science and technology.

Ms. Kim Totsky was hired as an Executive Assistant on November 1, 1999. She assists management with day-to-day operations, bookkeeping and scheduling.

Mr. Dell T. Gibson has been employed by the Company since its inception in February 1995 and is its Executive Vice President. Mr. Gibson is responsible for
Investor Relations, Corporate Communications, and business planning and direction.

Mr. Lawrence Wunderlich has served as the Company's Chief Financial Officer since August 17, 1998. Mr. Wunderlich manages the financial and accounting functions of the Company and governmental regulatory compliance issues.

Mr. Maury Fogle has served as the Company's Corporate Finance Associate since
January 17, 2000. Mr. Fogle assists Mr. Wunderlich with regulatory issues and conducts corporate research for business prospects and opportunities.

Ms. Harilyn McMicken has served as the Company's Chief Research Technician since
May 5, 2000. Ms. McMicken supervises and conducts laboratory research and experiments.

Yin Chen, Ph.D., has served as the Company's Chief Research Scientist since
February 11, 2000. Dr. Chen oversees laboratory operations and initiates research projects and experiments.

All primary research and development at CytoGenix is conducted in the on-site laboratory located adjacent to the executive offices at the same address. The
Company's primary research and development experiments are being conducted in human lung cancer cells (A549 cells) and human liver cells (HepG2 cells) to determine the expression levels of single-stranded catalytic DNA and single-stranded Antisense DNA targeting c-raf kinase mRNA transcripts, bcl-2 mRNA transcripts, and mouse double minute oncogene 2 (MDM2) MRNA transcripts.
Live animal studies are being conducted pursuant to the two sponsored research agreements described above.

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Dr. Chen supervises the foregoing experiments along with Harilyn McMicken, the
Company's Chief Research Technician. Both Dr. Chen and Ms. McMicken report to
Dr. Elliston. Dr. Elliston oversees all research conducted both in the Company's facilities and at outside institutions with which the Company has entered into sponsored research agreements. The Company is relying on Dr. Elliston to develop products that the Company will ultimately be able to market in the United
States.

The four executive officers of the Company are described further in Item 5, "Directors, Officers, Promoters and Control Persons."


SCIENTIFIC ADVISORY BOARD

The Scientific Advisory Board (SAB) for CytoGenix is administered by SAB
Executive Secretary, Jonathan Elliston, the Vice President of Research and
Development for the Company. The SAB was formed on August 20, 1998, by the Board of Directors, to advise the Company on scientific protocol and future experimental and research endeavors. Members of the SAB who are not employees of the Company are paid $200.00 per hour for their services. There are no existing contractual relationships between the Company and any non-employee member of the SAB other than the license granted by Dr. Conrad to the Company described under the caption "Development to Date" above.

The following individuals are the members of the Company's Scientific Advisory
Board:

PETER M. GLAZER, MD, PH.D. holds academic degrees from Harvard (BA), Oxford
(MS), and Yale (PhD) and a Medical Degree from Yale University School of
Medicine where he is an Associate Professor of Therapeutic Radiology and Genetics. His research interests include gene targeting and gene therapy, genetic instability in cancer, mutagenesis, and DNA repair.

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MALCOLM H. SKOLNICK, PH.D., J.D., is a former Professor of Technology and Health
Law at the School of Public Health in the University of Texas Health Sciences
Center at Houston. Dr. Skolnick pursues research on policy issues at the interface of science and law.

CHARLES A. CONRAD, M.D. is Board Certified in Psychiatry & Neurology and is in private practice. He conducts research in molecular biology related to genetic factors in tumorogenesis and in Antisense technology.

STEPHEN M. HEWITT, M.D., PH.D. is currently conducting medical research as a resident in Anatomic Pathology in the Laboratory of Pathology, National Cancer
Institute, National Institute of Health.

MARK R. EMMETT, PH.D. is Associate Director and Director of Biological
Applications of the Ion Cyclotron Resonance Center for Interdisciplinary
Magnetic Resonance, National Magnetic Field Laboratory of Florida State
University. Dr. Emmett's research centers on molecular biological applications in neurochemistry and neuropharmacology.

REGULATORY ISSUES

The United States Food and Drug Administration (FDA) approves compounds that have been demonstrated as being both safe and effective as individual parts and in combination for medical use in humans. The FDA also recognizes different categories of disease, which deserve different approval standards. The most lenient standard is accorded to those drugs that have been designated
"compassionate use" in that any dangers or side effects they may exhibit are less harmful than those inherent in the disease itself when compared with the potential benefits.

Certain diseases have been designated as "orphan" diseases in that there are so few cases that the major drug companies cannot justify the expense of investigational development and submitting to the full approval process. Many of the orphan diseases, although rare, are nonetheless devastating to the patients and their families from both a physical and financial point of view. The FDA therefore, has afforded less rigorous requirements for their approval. The
Company will work within the existing FDA guidelines described above to achieve approval for the use of the Company's technology.

Once a therapeutic drug has been demonstrated in the laboratory, typically in cell cultures where Antisense compounds are investigated, the drug may be studied in animals. Laboratory and animal data may be used to apply for a new drug application (NDA) from the FDA and to support protocols and study designs for clinical trials submitted to an Institutional Review Board (IRB). Data from the clinical trials may be submitted to the FDA to complete the NDA process.
Once the FDA approves the NDA, the company may market the drug.

CytoGenix has produced demonstrations in several cell cultures of the expression capabilities of TroVec(TM). It may require an additional one to three years to complete adequate animal trials to support initiation of clinical trials for a specific Antisense compound against a disease. These clinical trials may take from one to three years. At this time the Company has not yet produced any final products subject to the approval regulations of the FDA and therefore, cannot anticipate any approval timetable.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Management's Discussion and Analysis of Plan of Operation contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements.

The Company has budgeted $2,000,000 for operations in fiscal year 2000, of which $840,000 has been allocated for general and administrative costs and $930,000 has been allocated for research and development, including five live animal studies that are estimated to cost $50,000 per study. The scientific protocols have been determined by Dr. Jonathan Elliston of CytoGenix for three of these studies. A total of $230,000 has been reserved for contingencies. The Company will rely on equity financing to satisfy its working capital requirements, and has as of June 13, 2000, $184,577 of cash on hand for fiscal year 2000. Of the $930,000 budgeted for research and development expenses, the Company anticipates
$800,000 will be paid pursuant to the terms of the Company's sponsored research agreements with the Southwest Foundation for Biomedical Research and Baylor
College of Medicine, $34,780 will

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be paid as patent attorneys fees and expenses, $28,935 will be paid as licensing fees, $28,935 will be paid as salary to the Company's employees and $7,350 will be paid for supplies.

There are currently over 600 U.S. patents for Antisense molecules with therapeutic potential, each of which is a prospective licensee for TroVec(TM).
The Company anticipates entering into licenses for a $100,000 initiation fee, and either a minimum royalty fee of $50,000 per year or a royalty fee equal to 15% of the licensee's net sales, whichever is greater.

In November 1999, CytoGenix formed PharmaGenix, LLC, a joint venture with
Professional Compounding Centers of America (PCCA), that will apply part of the nucleic acid technology (synthesized DNA and RNA sequences) to developing products for the 2,500 member compounding pharmacies that are affiliated with PCCA. These future products will incorporate Antisense molecules within formulations that could be used for dermatological applications including herpes simplex infections, psoriasis, shingles, allopoecia, rosacea, and genital warts.
This venture is intended to provide a source of revenue to CytoGenix.

On January 18, 2000 the Company entered into an agreement with Quantum Bit
Induction Technology, Inc. (QBIT). This agreement provides for the exchange of 3,000,000 shares of QBIT common stock and the molecular biology intellectual property developed by QBIT or its assignees for 3,000,000 shares of CytoGenix common stock. CytoGenix owns 6.3% of the outstanding capital stock of QBIT as a result this transaction and management believes this transaction will help
CytoGenix by improving its technological base. CytoGenix believes the research and development being pursued by QBIT in commercial applications of quantum mechanics, and specifically the quantum control of biochemical processes, may be applicable to, and complement, CytoGenix's technology and products in the future, which is the purpose of CytoGenix's acquisition of an interest in QBIT.
Each of Dr. Skolnick, Mr. Gibson, Mr. Wunderlich and Michael Skillern, a director of the Company, own 1,000,000 of the outstanding shares of QBIT (or an aggregate of 8.4% of QBIT's outstanding shares). In addition, each of these gentlemen serves as a director and Mr. Skillern is the Chief Executive Officer of QBIT. The molecular biology intellectual property acquired from QBIT is comprised of (i) U.S. Patent Application -- Serial No. 09/397,783 (filed
September 16, 1999 -- continuation-in-part 09/169,793) -- entitled "Enzymatic
Synthesis of ssDNA"; (ii) International Application -- No. PCT/US99/23933 --
Publication No. WO 00/22113 (filed October 12, 1999) -- entitled "Enzymatic
Synthesis of ssDNA"; and (iii) U.S. Patent Application (filed March 6, 2000) --
CIP of 09/397,783 and 09/169,793 and 09/877,251 and 08/236,504) -- entitled
"Enzymatic Synthesis of ssDNA In Vivo." Mr. Skillern is an inventor listed in each of the foregoing applications.

The Company's ability to continue operations through June 30, 2001 depends on its success in obtaining equity financing in an amount sufficient to support its operations through that date. There is substantial doubt that the Company will be able to generate sufficient revenues or be able to raise adequate capital to remain a going concern through June 30, 2001. Based on historical yearly financial requirements, operating capital of approximately $2 million will be needed for each of the calendar years 2000 and 2001. Until the Company's shares of Common Stock are permitted to be quoted on the NASDAQ bulletin board, the Company does not expect to be able to effect any sales of its Common Stock to fund its operations, and has not, since March 2000, focused its resources on attempting to engage in sales of Common Stock.

The Company expects its sources of revenue, for the next several years, to consist primarily of payments under future product development joint ventures and of licensing agreements as well as possible royalties. The process of developing the Company's products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approvals. These activities, together with the Company's general and administrative expenses, are expected to result in operating losses for at least two more years. The Company will not receive product revenue from therapeutic products unless it completes clinical trials and successfully commercializes or arranges for the commercialization of one or more products, the accomplishment of which no assurance can be given.

The Company is subject to risks common to biopharmaceutical companies, including risks inherent in its research and development efforts and clinical trials, reliance on collaborative partners, enforcement of patent and proprietary rights, the need for future capital, potential competition and uncertainty in obtaining required regulatory approval. In order for a product to be commercialized, it will be necessary for the Company and its collaborators to conduct pre-clinical tests and clinical trials, demonstrate efficacy and safety of the Company's product candidates, obtain regulatory clearances and enter into distribution and marketing arrangements either directly or through sublicenses.

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From the Company's inception through the date of this document, the major role of management has been to obtain sufficient funding for required research, monitoring research progress and developing and licensing intellectual property.
The Company's operating strategy has been as follows:

1) Equity funding has been the primary source of working capital for the Company along with limited government and private grants, whenever possible. Debt financing has not been available to the Company on acceptable terms.

2) The management team has attempted to keep overhead low and dedicated the largest share of available funds for research and development.

3) The Company has vigorously pursued prosecution of its patents (both its licensed technology and internally developed technology).

The Company's plans for the next 2 years are:

1) Complete the animal studies now underway.

2) Commission additional animal studies that meet the necessary criteria of applicability and extrapolation to clinical studies, or where the market
(defined by animal disease prevalence) is demonstrated.

3) Identify promising "compassionate use" therapies that qualify for fast-track
FDA approval to demonstrate safety and efficacy in human trials.

4) Identify Antisense molecules related to specific dermatological conditions and develop cosmetic preparations, which can be compounded and applied by patients for these conditions.

In addition, the Company is posting Requests for Proposals (RFP) from independent research facilities to conduct additional animal studies suggested by the CytoGenix Scientific Advisory Board. The protocols for the future animal studies have not been determined at this time.

IN-KIND STOCK SWAP

In January 1999, rules governing Regulation D, 504 private placements under the Securities Act of 1933 were amended by the U.S. Securities and Exchange
Commission whereby issuers were compelled to only offer restricted stock to investors if a public offering cannot be undertaken. Prior to this amendment, issuers were permitted to offer and sell up to $1,000,000 of freely transferable shares per annum to investors, typically at a slight discount to market in order to secure equity financing.

In order to continue to fund future operations of the Company, the Company's management decided on May 13, 1999, to offer all current shareholders the opportunity to exchange their shares that are not restricted for restricted shares at a ratio of two shares of restricted stock per one share of outstanding stock. It was the Company's belief at that time that the unrestricted shares could be sold by the Company to individual investors without registration as a means to fund the Company.

The Company initially proposed to issue a total of 20,000,000 restricted shares in exchange for 10,000,000 outstanding shares. The outstanding shares would then be sold by the Company in the market and in private transactions. Between, May
16, 1999 and August 21, 1999, a total of 424 existing shareholders agreed to exchange a total of 5,885,356 outstanding shares for 11,770,712 restricted shares. The Company then, in a series of brokerage and private transactions, sold a total of 2,611,576 shares of which 798,304 shares were sold through December 31, 1999 for $480,563 and the remaining 1,813,272 shares were sold through March 31, 2000 for $887,250 as a result of this activity. The Company retained a total of 3,273,780 shares that it received from shareholders in the treasury of the Company.

It is possible that the sale of the 2,611,576 shares described above may have violated securities registration provisions of the federal and state securities laws which could subject the Company to fines, penalties or other regulatory enforcement action. There can be no assurance that the SEC or applicable state authorities will not pursue any enforcement action. Additionally, it is possible that shareholders who purchased the shares described above in

                                       8

market transactions may have the right under state and federal securities laws to require the Company to repurchase their shares, for the amount originally paid, plus interest.

Based upon the best information available to the Company at this time, the Company has calculated the amount of possible exposure that exists for the Company in light of the possible civil liabilities described above. In the event that these possible civil liabilities are asserted, the Company could be liable to certain shareholders who originally purchased the securities in market transactions in an amount of approximately $ 1,367,813 plus interest.

The results of the completion of the in kind stock swap are:

Number of restricted shares issued:                            11,770,712 shares
Number of outstanding shares transferred to treasury:           5,885,356 shares
Number of shares sold from treasury:                            2,611,576 shares
Number of shares remaining in treasury:                         3,273,780 shares

None of the remaining shares placed in the Company treasury from the in-kind stock swap will be sold without being registered or without a valid exemption from registration.

The total number of shares of common stock outstanding as of March 31, 2000 is 31,835,837.

QUANTUM BIT INDUCTION TECHNOLOGY, INC. COMMERCIALIZATION AGREEMENT

On January 18, 2000 the Company entered into an agreement with Quantum Bit Induction Technology, Inc. ("QBIT") of Houston, Texas, an entity in which Dr. Skolnick, Mr. Gibson, Mr. Wunderlich and Michael Skillern, a director of the Company, own 4,000,000 (or 8.4%) of the 47,470,500 outstanding shares of capital stock of QBIT (the "QBIT Agreement"). Pursuant to the QBIT Agreement, the Company acquired all of the molecular biology technology developed by QBIT and its personnel. The QBIT Agreement also provides for 3,000,000 shares of the Company's common stock to be issued to QBIT in exchange for 3,000,000 shares of QBIT common stock.

The molecular biology intellectual property acquired from QBIT is comprised of
(i) U.S. Patent Application -- Serial No. 09/397,783 (filed September 16, 1999 -- continuation-in-part ("CIP") 09/169,793) -- entitled "Enzymatic Synthesis of ssDNA"; (ii) International Application -- No. PCT/US99/23933 -- Publication No. WO 00/22113 (filed October 12, 1999) -- entitled "Enzymatic Synthesis of ssDNA"; and (iii) U.S. Patent Application (filed March 6, 2000) -- CIP of 09/397,783 and 09/169,793 and 09/877,251 and 08/236,504) -- entitled "Enzymatic Synthesis of ssDNA In Vivo." Mr. Skillern is an inventor listed in each of the foregoing applications.

PHYSICAL THERAPY ASSOCIATES

CytoGenix's Board of Directors approved the purchase of Physical Therapy Associates (PTA) in 1996 for 1.5 million shares of Common Stock, in order to acquire technical expertise in traditional nerve damage therapy and to provide a platform for future clinical trials contemplated after the necessary molecular biology research was completed.

This line of research was subsequently suspended when the more promising Antisense molecule delivery (ssDNA expression vector) technology was identified, because of insufficient resources to pursue both research objectives simultaneously. CytoGenix was unable to execute a final purchase agreement with PTA and therefore the sole shareholder of PTA, Mr. Michael Walters, a director of CytoGenix, repaid 1,000,000 of the CytoGenix shares but retained the balance (500,000 shares) as compensation for certain services provided by Mr. Walters to the Company.

CHANGES IN MANAGEMENT

In May 1999 Laurence Mealey, former Chief Executive Officer of the Company, died. Subsequently, Mike Skillern assumed the position of temporary Chief Executive Officer and President.

On September 1, 1999, Malcolm Skolnick was appointed as Chief Executive Officer and President of the Company. He was also appointed as a director of the Company beginning September 1, 1999 for a term of three years.

Lawrence Wunderlich, Chief Financial Officer and Corporate Secretary was also appointed to the Board of Directors on September 1, 1999 for a term of three years.

Michael Skillern resigned as Vice President for Research and Development on January 15, 2000. He was replaced by Dr. Elliston on April 15, 2000. Mr. Skillern continues to serve as a director for the Company.

RESULTS OF OPERATIONS

      The Company expects to incur net losses for the foreseeable future. There can be no assurance that revenues will ever be generated from the Company's research and development efforts.

      COMPARISON OF 1999 VERSUS 1998. The Company had a net loss of $4,718,871 in 1999, a 396.5% increase from the 1998 net loss. Expenses in 1999 were $1,653,239, a 73.9% increase from 1998 expenses. General and administrative expenses in 1999 increased to $973,166, a 8,112.4% increase from 1998 general and administrative expenses. This increase is primarily attributable to (i) the hiring of additional personnel and (ii) the Company's change in its method of accounting for start up costs to conform with SOP 98-5 "Reporting on the Costs of Start-up Activities." Research and development expenses in 1999 decreased to $671,429, a 27.9% decrease from 1998. This decrease is primarily attributable to the significant stock issuances in 1998 as compensation for research and development, which did not reoccur in 1999. Income in 1999, which consists primarily form investment income related to cash on hand, was $1,375, a 2,154.1% increase from 1998. The Company's funds were invested in short-term investment grade securities, including money market funds, commercial paper, banker's acceptances and certificates of deposit. The $641,429 of research and development expenses for 1999 is comprised of $394,260 paid pursuant to the terms of the Company's sponsored research agreements, $211,500 paid as licensing fees, $65,094 paid as patent attorney fees and expenses and $575 paid for supplies. The $931,864 of research and development expenses for 1998 is comprised of $798,119 paid pursuant to the terms of the Company's sponsored research agreements, $78,880 paid as licensing fees, $20,594 paid as patent attorney fees and expenses, $33,958 paid as salary to Company employees and $313 paid for supplies.

      COMPARISON OF THE FIRST QUARTER OF 2000 VERSUS THE FIRST QUARTER OF 1999. The Company had a net loss of $592,045 in 2000, a 82.1% decrease from the 1999 net loss. Expenses in 2000 were $592,045, a 149.5% increase from 1999 expenses. General and administrative expenses in 2000 increased to $504,811, a 243.9% increase from 1999 general and administrative expenses. This increase is primarily attributable to (i) the hiring of additional personnel and (ii) the Company's change in its method of accounting for start up costs to conform with SOP 98-5 "Reporting on the Costs of Start-up Activities." Research and development expenses in 2000 increased slightly to $84,319, a 3.0% increase from 1999. No income was generated in the first quarter of 2000.

ITEM 3.    DESCRIPTION OF PROPERTY.

The Company's corporate executive offices are located at 9881 So. Wilcrest, Houston, TX 77099. The Company has occupied approximately 4200 square feet of executive office and laboratory space since December 1999. The facility is in good condition and is adequate for the Company's current operations. Rent on the facility is $2,046.00 per month.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Principal Shareholders

The following table sets forth the name and address, as of March 17, 2000, and the approximate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and ownership rights of each executive officer and director, and all officers and directors as a group.


NAME AND ADDRESS OF                             NUMBER              PERCENT OF
BENEFICIAL OWNER                              OF SHARES               SHARES
----------------                              ---------             ----------

Michael Skillern(1)
2900 South Gessner, #504
Houston, Texas 77063                          1,214,424                3.8%

Dell T. Gibson (2)
9881 So. Wilcrest
Houston, Texas  77099                         1,968,029                6.2%

Lawrence Wunderlich
9881 So. Wilcrest
Houston, Texas  77099                          172,325                  *

Nelson Bunker Hunt
Hunt Exploration Mining Co.
1601 Elm St., Suite 1500
Dallas, Texas 75201                           2,391,976                7.5%

Quantum Bit Induction
Technology, Inc.(3)
6524 San Felipe, #445
Houston, Texas  77057                         3,000,000                9.4%

Michael Walters, L.P.T.
1220 Blalock, #220
Houston, Texas  77055                          500,000                 1.6%

Jonathan Elliston
9801 So. Wilcrest
Houston, Texas 77099                           110,088                  *

Malcolm H. Skolnick, Ph.D., J.D.
9881 So. Wilcrest
Houston, Texas  77099                         1,149,899                3.6%

All Executive Officers and Directors
as a group (six persons)                      5,114,765               16.1%

-----------------------

*     Less than 1%

(1) Includes 1,190,363 shares owned of record by the Skillern Family Partnership Ltd., which shares Mr. Skillern has the sole authority to vote or dispose.

(2) Includes 20,000 shares held of record by Mr. Gibson's spouse and 397,691 shares held of record by Texas Land & Equities, Inc., a corporation controlled by Mr. Gibson.

(3) Dr. Skolnick and Messrs. Skillern, Gibson and Wunderlich serve as directors, and Mr. Skillern is the chief executive officer, of QBIT. The seven-member board of directors of QBIT has the sole authority to vote or dispose of the shares of Common Stock owned by QBIT.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth certain information with respect to each of the Directors, executive Officers, key employees and control persons of the Company.



      NAME              AGE                   TITLE

Malcolm H. Skolnick      64      Chief Executive Officer, President, Director
                                 Term of Office: 1999 to 2002

Dell T. Gibson           62      Executive Vice President, Chairman of the Board
                                 Term of Office: 1999 to 2002

Michael Skillern         33      Director
                                 Term of Office: 1998 to 2001

Lawrence Wunderlich      42      Chief Financial Officer, Director
                                 Term of Office: 1999 to 2002

Michael Walters          66      Director
                                 Term of Office: 1998 to 2001

Jonathan Elliston        42      Vice President of Research & Development
                                 Term of Office: 1999 to present

None of the members of management are related. The Company has executed an employment agreement with each of the officers of the Company. Employment compensation can be made in the form of cash or restricted common stock at the prevailing ask price of the stock. The executive officers are given the option of accruing cash payments until such time as the Company can afford to make such payments, in the sole discretion of the Board of Directors. The payment of stock is based on the closing asked price of the Company's common stock on the 1st and 15th of each month for the preceding pay period.

Dr. Skolnick has been the Chief Executive Officer and President of the Company since September 1, 1999. Prior to that time and for the last 30 years Dr. Skolnick was a Professor in the University of Texas Health Sciences Center at Houston. Dr. Skolnick received a Ph.D. in physics from Cornell University and a J.D. from the University of Houston. He is licensed to practice law in Texas and is a registered patent attorney. He has practiced intellectual property law, been active in technology transfer and licensing activities and serves on the Boards of Biodyne, Inc., Public Health Services, Inc., QBIT, Inc. and several non-profit foundations.

Mr. Skillern was an officer of the Company from February 1995 to January 2000. Mr. Skillern is a founder of the Company and currently serves as a Director. Mr. Skillern serves as one of three general partners for Skillern Family Partnership, Ltd. which owns of record 1,190,363 shares of Common Stock.

Mr. Gibson has been an officer of the Company since February, 1995. He is a graduate of the University of Texas in Austin. Mr. Gibson has previously worked in a wide variety of Sales, Marketing and Management positions with companies such as Searle Cardio Pulmonary Instruments and AMSCO Rehab. Mr. Gibson currently serves as the Company's Executive Vice President and as a Director.

Mr. Wunderlich worked as a financial consultant at the investment banking firm of Josephthal and Company from October 1996 until August 1998. At that time, Mr. Wunderlich became the Company's Chief Financial Officer. Prior to his employment with Josephthal, Mr. Wunderlich co-owned The Language Loop, a translation service from 1991 to 1996 and held the position of President. Mr. Wunderlich attended the University of Vienna and Manhattan College in Riverdale, New York.

Mr. Walters has been a Director since February, 1995, is a Licensed Physical Therapist and has been in private practice for over 36 years.

ITEM 6.    EXECUTIVE COMPENSATION

The Company has entered into an employment agreement with Dr. Skolnick. In addition to salary, Dr. Skolnick has the option each quarter to purchase common stock at a price per share equal to $0.001 in an amount equivalent to 25% of his gross salary computed at the closing price on the last day of each pay period.

The following table sets forth certain information concerning compensation of each person that served as the Company's Chief Executive Officer during the last fiscal year of the Company. No executive officers of the Company were paid aggregate cash compensation exceeding $100,000 during the last fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                       COMPENSATION
                                                                          AWARD(S)
                                                 SALARY     BONUS     RESTRICTED STOCK
NAME AND PRINCIPAL POSITION              YEAR     ($)        ($)        AWARD(S) ($)
                                         ----   --------   --------   ----------------
Malcolm Skolnick (CEO - ..............   1999   $ 40,000   $  4,000   $          7,500
beginning Sept. 9, 1999)(1) ..........   1998       --         --     $         35,000
                                         1997       --         --     $         93,750

Michael Skillern) (former CEO - ......   1999   $ 17,500   $  1,750   $          6,875
May 17 through Sept. 1, 1999)(2) .....   1998   $ 30,000       --     $         66,627
                                         1997   $ 60,000       --                 --

Laurence Mealey (former CEO - ........   1999   $ 45,000       --                 --
May 17, 1998 through May 19, .........   1998   $ 52,500       --     $        644,000(3)
1999)

---------------------

(1) Dr. Skolnick was issued shares of restricted Common Stock as compensation as follows:

                DATE           $ VALUE    CLOSE PRICE    NUMBER OF SHARES
            09/01/1999          $1,250       $0.80             1,563
            09/15/1999          $1,250       $0.65             1,923
            10/01/1999          $1,250       $0.48             2,604
            10/15/1999          $1,250       $0.54             2,315
            11/01/1999          $1,250       $0.53             2,358
            11/15/1999          $1,250       $0.46             2,717
            12/01/1999          $1,250       $0.65             1,923
            12/15/1999          $1,250       $0.66             1,894
            03/11/1998         $35,000       $0.35           100,000
            03/01/1997         $93,750     $0.1875           500,000

(2) Mr. Skillern was issued shares of restricted Common Stock as compensation as follows:

                DATE            $ VALUE   CLOSE PRICE     TOTAL SHARES
            06/01/1999            $625        $0.68              919
            06/15/1999            $625        $0.57            1,096
            07/01/1999            $625        $0.66              947
            07/15/1999            $625        $0.50            1,250
            08/01/1999            $625        $0.48            1,302
            08/15/1999            $625        $0.55            1,136
            09/01/1999            $625        $0.80              781
            09/15/1999            $625        $0.65              962
            10/01/1999            $625        $0.48            1,302
            10/15/1999            $625        $0.54            1,157
            11/01/1999            $625        $0.53            1,179
            03/11/1998         $66,627        $0.35          190,363

(3) Mr. Mealey was issued shares of restricted Common Stock as compensation as follows:

               DATE            $ VALUE     CLOSE PRICE     TOTAL SHARES
            07/16/1998        $188,000        $0.94          200,000
            12/18/1998        $456,000        $0.57          800,000


ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December 1998, the Skillern Family Partnership, on behalf of the Company, transferred 150,000 of shares of Common Stock held of record by it to Lawrence Wunderlich as compensation for commencing his employment with the Company and past and future services provided, valued at $82,500.00 (or $0.55 per share). In April 1999, the Company issued 150,000 shares of Common Stock to the Skillern Family Partnership as reimbursement for the shares it previously transferred to Mr. Wunderlich on behalf of the Company, valued at $142,500 (or $0.95 per share). On January 18, 2000, the Company entered into the QBIT Agreement with QBIT, a company in which each of Michael Skillern, Lawrence Wunderlich, Malcolm Skolnick and Dell T. Gibson own 1,000,000 of the outstanding shares of capital stock. Pursuant to that agreement, QBIT was issued 3,000,000 shares of Common Stock, valued at $9,000,000. See Item 2, "Quantum Bit Induction Technology, Inc. Commercialization Agreement" for further information. In April 1999, the Company was unable to consummate a transaction with PTA and agreed to allow Michael Walters, the sole shareholder of PTA, to retain 500,000 (with a value of $440,000, or $0.88 per share) of the 1,500,000 shares previously issued to him in 1996 in connection with the Company's proposed acquisition of PTA, as compensation for consulting services he rendered to the Company. Management is unaware of any other interests of its officers and directors that may create a potential conflict of interest with the Company.

ITEM 8.    DESCRIPTION OF SECURITIES

GENERAL

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of Directors, with the result that the holders of more than 50% of the Shares voted for the election of Directors can elect all of the Directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event of liquidation, dissolution or wind up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of Shares of Common Stock as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. The Company has no outstanding debt at this time.

                                     PART II


ITEM 1. MARKET PRICE OF DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

PRINCIPAL MARKET

The Company's securities were quoted on the NASD electronic bulletin board, from February 5, 1996 to February 27, 2000. The Company was delisted from the NASD electronic bulletin board on February 27, 2000 due to the Company having not achieved compliance with NASD marketplace rule 6530. The Company's ticker symbol is "CYGX." The market makers for the Company's common stock are:

           Herzog, Heine, Geduld, Inc
           USCC Trading/A Division of Fleet Securities
           WM.V. Frankel & Co. Inc.
           Hill Thompson Magid & Co., Inc.
           Wein Securities Corp.
           Sharpe Capital, Inc.
           Knight Securities, Inc.
           Waterhouse Securities, Inc.
           Advanced Clearing, Inc.
           Continental Broker-Dealer Corp.
           Brown & Company Securities Corporation
           GVR Company

BID INFORMATION

The high and low bid price for the Company's common stock for each quarter within the last two fiscal years, as quoted by the OTC Bulletin Board were as follows. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                                                          HIGH         LOW

       Fiscal Year   Ending December 31, 2000
                     Second Quarter Ended 06/30/00        2.625        .531
                     First Quarter Ended 03/31/00         2.25         1.87

       Fiscal Year   Ending December 31, 1999              .66         .62
                     Third Quarter Ended 09/30/99          .51         .48
                     Second Quarter Ended 06/30/99         .66         .62
                     First Quarter Ended 03/31/99          .94         .91

       Fiscal Year   Ending December 31, 1998
                     Fourth Quarter Ended 12/31/98         .54         .51
                     Third Quarter Ended 09/30/98          .59         .56
                     Second Quarter Ended 06/30/98         .75         .63
                     First Quarter Ended 03/31/98          .35         .34

       Fiscal Year   Ending December 31, 1997
                     Fourth Quarter Ended 12/31/97         .48         .43
                     Third Quarter Ended 09/30/97          .20         .20
                     Second Quarter Ended 06/30/97         .30         .30
                     First Quarter Ended 03/31/97          .18         .18

STOCKHOLDERS

There are approximately 1,260 shareholders of record of the Company as March 31, 2000. The Company has not paid any dividends on its Common Stock. The Board does not intend to declare any dividends in the foreseeable future.

ITEM 2.    LEGAL PROCEEDINGS.

CARTER LAWSUIT

The Company is the holder and owner of a note signed and executed by James Carter with principal amount of $198,000. The note was issued to the Company as payment for 600,000 shares of the Company's stock. The Company demanded payment of the note or return of the stock on February 25, 2000. Mr. Carter defaulted on payment on March 15, 2000. The Company filed suit on March 22, 2000 in the 125th Judicial District Court of Harris County, Texas to receive payment on the note or to recover the stock.

ITEM 3.    CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS.

None.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES.

As of October 1996 there were 6,194,500 shares of Common Stock outstanding. On October 30, 1996 the Nevada Agency and Trust Company of Reno, Nevada became the transfer agency of the Company.

In March 1997, the Company issued 3,687,425 shares of Common Stock. Of those shares, 2,000,000 were sold to the Skillern Family Partnership Ltd. and 1,000,000 to Dell Gibson for an aggregate price of $565,500 (or $0.1885 per share) in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended ("Section 4(2)") for transactions not involving a public offering. Of the $565,500, $3,000 was paid in cash and the remainder represents the value of cash compensation not received in lieu of the shares issued. The remaining 687,425 shares (Susan Kerr-52,200, Alex Bernal-135,225 and Malcolm Skolnick-500,000) were issued for services rendered to the Company valued at an aggregate of $128,892.19 (or $0.1875 per share).

In October through December 1997, the Company sold 825,974 shares of Common Stock for an aggregate cash price of $129,132 ($0.33 per share) in a private placement to an accredited investor (M&M Group, Inc.) pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

In February 1998, the Company sold 800,000 shares of Common Stock for an aggregate cash price of $264,000 ($0.33 per share) in a private placement to accredited investors (Jefferson Fund I-50,000 , Gustavo Odio-200,000, Twitchel Corporation-250,000 and Eagle Holdings Ltd.-300,000) pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

In March 1998, the Company issued 1,283,960 of Common Stock. Of those shares 759,762 were sold to executive officers/founders (Gibson Family Partnership-569,399 and the Skillern Family Partnership-190,363) of the Company for an aggregate price of $266,676.46 (or $0.351 per share) in reliance on the
Section 4(2) exemption. Of the $266,676.46, $759.76 was paid in cash and the remainder represents the value of cash compensation not received in lieu of the shares issued. The remaining 524,198 shares (Malcolm Skolnick-100,000, Craig Tomlinson-15,625, Mark Wisner-23,573, Charles Conrad-125,000, Charles Boyd-50,000, Harry Morganthal-60,000, William B. Waldorf-150,000) were issued for services rendered to the Company estimated to be valued at an aggregate of $183,469.30 (or $0.35 per share).

Also, in March 1998, the Company issued to Allan J. Richardson 30,000 shares of Common Stock for repayment of a loan for an aggregate price of $11,700 (or $0.39 per share) in reliance on the Section 4(2) exemption.

In June 1998, the Company sold 745,000 shares of Common Stock for an aggregate cash price of $74,500 (or $0.10 per share) in a private placement to accredited investors (Cyril Brant-300,000, Joe Gutkowski-45,000, David

Norton-200,000, Marilyn Lewis-10,000 and Delta Equities Belize-190,000) pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

In July 1998, the Company issued 1,150,000 shares of Common Stock. Of those shares 231,000 shares (Plan Pro, Inc.-5,000, Jisook Ford-60,000, Geoffrey Gibson-15,000, Jose Pablo Jiminez-100,000 and William B. Waldorf-50,000) were issued as payment for services rendered to the Company valued at an aggregate of $76,230 (or $0.33 per share). In addition, 419,000 of those shares were sold for an aggregate cash price of $138,270 (or $0.33 per share) in a private placement to accredited investors (Nimbus Tres S.A.-115,000 and Gustavo Odio-304,000) pursuant to the exemption from registration provided by Section 3(b) and Rule
504. The remaining 500,000 shares were issued to Ingene, Inc. pursuant to the terms of a license agreement with InGene, Inc. under which the Company was granted a license to utilize patents held by Ingene, Inc. and was paid $0.001 per share, aggregating $500.00 in reliance on the Section 4(2) exemption.

Also in July 1998, the Company issued 680,000 shares of Common Stock. Of those shares 300,000 were sold to executive officers/founders (Dell Gibson-100,000 and Laurence Mealey-200,000) of the Company for an aggregate price of $516,330 (or $1.721 per share) in reliance on the Section 4(2) exemption. Of the $516,330, $300 was paid in cash and the remainder represents the value of cash compensation not received in lieu of the shares issued. The remaining 380,000 shares (Ellis G. Gibson-30,000, Charles M. Bardwell-200,000, Craig Tomlinson-50,000, Steven G. Sloat-100,000) were issued for services rendered to the Company valued at an aggregate of $653,600 (or $1.72 per share).

Also in July 1998, the Company issued 25,000 shares of Common Stock to Charles
M. Bardwell as payments for services rendered, aggregating to $41,405 (or $1.6562 per share), in reliance on the Section 4(2) exemption.

In September through December 1998, the Company sold 1,000,000 shares of Common Stock for an aggregate cash price of $500,000 (or $0.50 per share) in a private placement to accredited investors (Charles Wunderlich-80,000, Bruce Rich-120,000, Hi-Tel Group-185,000, Newton Rayzor-40,000, Tim Rice-400,000,
Peggy Buchanan-10,000, Kim Golden-40,000, Howard Bregman-50,000, Daniel Wunderlich-50,000, John Caviness-10,000 and Mark Solomon-15,000) pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

Also in December 1998, the Company issued 182,780 shares of Common Stock to Delta Equities as payment for services rendered, aggregating $124,290.40 (or $0.68 per share), in reliance on the Section 4(2) exemption.

Also in December 1998, the Company issued 881,061 shares of Common Stock. Of those shares, 800,000 were sold to Laurence Mealey for an aggregate price of $456,800.00 (or $0.571 per share) in reliance on the Section 4(2) exemption. Of the $456,800, $800 was paid in cash and the remainder represents the value of cash compensation not received in lieu of the shares issued. In addition, 81,061 shares (Craig Tomlinson-75,000, Charles Bardwell-6,061) were issued for services rendered to the Company valued at an aggregate of $46,204.77 (valued at $0.57 per share).

In December 1998, the Skillern Family Partnership, on behalf of the Company, transferred 150,000 of shares of Common Stock held of record by it to Lawrence Wunderlich as compensation for commencing his employment with the Company and past and future services provided, valued at $82,500.00 (or $0.55 per share). In April 1999, the Company issued 150,000 shares of Common Stock to the Skillern Family Partnership as reimbursement for the shares it previously transferred to Mr. Wunderlich on behalf of the Company, valued at $142,500 (or $0.95 per share), in reliance on the Section 4(2) exemption.

In February 1999, the Company sold 100,000 shares of Common Stock for an aggregate cash price of $50,000 (or $0.50 per share) in a private placement to accredited investors (Christopher L. Mealey-30,000 and Stephen Newmark-70,000) pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

In March 1999, the Company sold 217,220 shares of Common Stock for an aggregate cash price of $108,610 (or $0.50 per share) in a private placement to accredited investors (Peter T. Imbert-200,000 and Robert J. Kirk-17,220) pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

In July 1998, Allan Richardson, on behalf of the Company, transferred 85,000 shares to Debroah C. Friedemann and 55,000 shares to Steven G. Sloat as compensation for their services to the Company, valued at $70,000 (or $0.50 per share).

In March 1999, the Company issued 210,000 shares of Common Stock to
Allan Richardson as reimbursement for, and in consideration for, the shares he previously transferred to Ms. Friedmann and Mr. Sloat, valued at $142,000 (or $0.676 per share), in reliance on the Section 4(2) exemption.

Between May 16 and August 21, 1999, the Company issued to existing shareholders 11,770,712 shares of Common Stock in reliance on the exemption set forth in
Section 3(a)(9) of the Securities Act of 1933, as amended, in exchange for 5,885,356 shares of Common Stock. See "Item 1 - Description of Business - In Kind Stock Swap."

In November 1999, the Company sold 578,704 shares of Common Stock from treasury to Nelson Bunker Hunt for an aggregate cash price of $250,000 (or $0.43 per share) in a private placement to an accredited investor pursuant to the exemption from registration provided by Section 3(b) and Rule 504. See, however, "Item 1 - Description of Business - In Kind Stock Swap" for a description of this transaction.

In December 1999, the Company issued 76,871 shares of Common Stock to Robert B. Hydeman as payments for services rendered to the Company valued at an aggregate of $65,340.35 (or $0.85 per share), in reliance on the Section 4(2) exemption.

In January 2000, the Company sold 1,813,272 shares of Common Stock from treasury for an aggregate cash price of $750,000 (or $0.413 per share) in a private placement to Nelson Bunker Hunt, an accredited investor pursuant to the exemption from registration provided by Section 3(b) and Rule 504. The Company also sold an additional 219,600 shares from treasury for an aggregate cash price of $365,813 (or an average of $1.675 per share) in a series of brokerage transactions, which may have violated securities registration provisions. See "Item 1. Description of Business - In Kind Stock Swap" above.

Also in January 2000, the Company issued 195,989 shares of Common Stock to Robert B. Hydeman as payment for services rendered to the Company valued at an aggregate of $225,387.35 (or $1.15 per share), in reliance on the Section 4(2) exemption.

In February 2000, the Company issued 337,035 shares of Common Stock. Of those shares 230,079 were issued to executive officers/founders (Malcolm Skolnick-39,899, Jonathan Elliston-110,088, Dell Gibson-22,325, Lawrence Wunderlich-22,325 and Mike Skillern-22,325) and employees (Kim Totsky-2,401 and Ellis Gibson-10,716) of the Company for an aggregate price of $207,539.33 (or $0.902 per share) in reliance on the exemption from registration provided by
Section 4(2) for transactions not involving a public offering. Of the $207,539.33, $230.08 was paid in cash and the remainder represents cash compensation not received in lieu of the shares issued. The remaining 126,956 shares (Jonathan Skolnick-2,500, Mark Wisner-47,462, Charlie Boyd-22,667, Stephen M. Hewitt-3,077, Robert Roxby-50,000 and Peter Glazer-1,250) were issued for services rendered aggregating $117,513 (or $1.125 per share).

In March 2000, the Company issued 3,000,000 shares of Common Stock, 1,000,000 of which were issued from treasury (all valued at $9,000,000 or $3.00 per share), to Quantum Bit Technology, Inc. in exchange for its molecular biology intellectual property and 3,000,000 shares of Quantum Bit Technology, Inc. common stock pursuant to a joint commercialization agreement and in reliance on the Section 4(2) exemption.

In March 2000, the Company sold 250,000 shares of Common Stock for an aggregate cash price of $225,000 (or $0.50 per share) in a private placement to an accredited investor, Tim Rice, pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

In April 2000, the Company issued 22,310 shares of Common Stock to executive officers/founders (Malcolm Skolnick-5,948, Jonathan Elliston-3,469, Dell Gibson-3,221, Lawrence Wunderlich-3,221 and Mike Skillern-1,736) and employees (Kim Totsky-1,606, Ellis G. Gibson-833, Maury M. Fogle-1,583, Yin Chen-693) of the Company for an aggregate price of $33,387.81 (or $1.497 per share) in reliance on the Section 4(2) exemption. Of the $33,387.81, $22.31 was paid in cash and the remainder represents cash compensation not received in lieu of the shares issued.

For all securities transactions discussed above, except where otherwise indicated:

            - No underwriter or placement agent was used in connection with any of the above-referenced securities transactions, and no underwriting commissions were paid.

            - No means of general solicitation was used in offering the securities.

            - The securities in each transaction were sold to a limited group of accredited investors in private placement transactions, exempt from registration under Section 4(2) of the Securities Act.

            - All purchasers of the Company's securities were sophisticated investors who qualified as accredited investors within the meaning of Rule 501(a) of Regulation D under the Securities Act and were provided access to the same kind of information typically set forth in a registration statement.

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the Officers and Directors of the Company in most cases for any liability suffered by them or arising out of their activities as Officers and Directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law.

To the Board of Directors and Stockholders of CytoGenix, Inc.
6524 San Felipe, Suite 388
Houston, Texas 77057

I have audited the accompanying balance sheet of CytoGenix, Inc. (a Nevada corporation in the development stage) as of December 31, 1999 and 1998, and the related statement of operations, stockholders' equity, and cash flows for the year then ended and for the period from February 10, 1995 (inception), to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CytoGenix, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the year then ended and for the period from February 10, 1995 (inception), to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and is dependent on the sale of common stock to fund operations, that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 11 to the financial statements in 1999 the Company changed its method of accounting for start up costs to conform with SOP 98-5 "Reporting on the Costs of Start-up Activities."

/s/ Harrie Marie Pollok Operhall
Harrie Marie Pollok Operhall,
A Professional Corporation
Houston, Texas

July 10, 2000, except for the last three paragraphs in Note 14, dated November 2, 2000

CYTOGENIX, INC.
(A Development Stage Company)
BALANCE SHEET
As of December 31, 1999 and 1998

                                                                      1999           1998
                                                                  ------------    -----------
ASSETS
     Cash .....................................................   $     29,554    $   173,832
     Notes Receivable .........................................         25,100
     Prepaid Expenses & Other Assets ..........................            940            510
                                                                  ------------    -----------
          Current assets subtotal .............................         55,595        174,342

     Property & Equipment net .................................         41,643         32,614
     Intangible Assets ........................................              0      3,067,007
     Equity Investment ........................................          9,973        375,000
                                                                  ------------    -----------
             TOTAL ASSETS .....................................   $    107,210    $ 3,648,963
                                                                  ============    ===========
LIABILITIES & SHAREHOLDERS' EQUITY
     LIABILITIES
          Accounts Payable ....................................   $     38,787    $     3,748
          Accrued Liabilities .................................         44,031          5,868
                                                                  ------------    -----------
             Total liabilities ................................         82,818          9,616

      Treasury shares sold subject to mandatory repurchase ....        480,568              0
COMMITMENTS AND CONTINGENCIES (Note 3)

SHAREHOLDERS' EQUITY

     Common Shares of $0.001 par value
         Authorized 50,000,000 shares: issued
          29,117,980 and 16,485,700 shares at
          December 31, 1999 and l998, respectively ............         29,117         16,485
     Contributed  Surplus .....................................     11,068,106      4,798,038
      Stock Warrants ..........................................         25,000
      Treasury Stock 5,027,461 and 0 shares at
          December 31, 1999 and l998, respectively
           Reported at cost ...................................     (5,684,352)             0

Deficit accumulated during the development stage ..............     (5,894,047)    (1,175,176)
                                                                  ------------    -----------
          Total Shareholders' Equity ..........................       (456,176)     3,639,347
                                                                  ------------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ....................   $    107,210    $ 3,648,963
                                                                  ============    ===========

   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CYTOGENIX, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
Year Ended 12/31/99, 12/31/98 and the period from 02/01/95 (inception) to
12/31/99

                                                                                                  Feb. 10, 1995
                                                                                                 (Inception) to
                                                               12/31/99          12/31/98            12/31/99
                                                            ------------       ------------       --------------
Dividend income .......................................     $      1,375       $         61       $        1,633
                                                            ------------       ------------       --------------
INCOME ................................................            1,375                 61                1,633

Research and development expense ......................          671,429            931,865            1,817,103
General and administration ............................          973,166             11,850              991,768
Depreciation ..........................................            8,644              6,722               19,802
                                                            ------------       ------------       --------------
Expenses ..............................................     $  1,653,239       $    950,437       $    2,828,673
                                                            ------------       ------------       --------------
Income before income taxes and cumulative effect
of change in accounting method ........................       (1,651,864)          (950,376)          (2,827,040)

Income Taxes ..........................................                0                  0                    0
                                                            ------------       ------------       --------------
Income before cumulative effect of change in
accounting method .....................................       (1,651,864)          (950,376)          (2,827,040)

Cumulative effect of change in accounting method
reporting on costs of start-up activities (net of
income taxes of 0) ....................................       (3,067,007)                 0           (3,067,007)
                                                            ------------       ------------       --------------
Net Income (Loss) .....................................       (4,718,871)          (950,376)          (5,894,047)
                                                            ============       ============       ==============
Basic earnings per share of common stock:
Before cumulative effect of accounting change .........            (0.07)             (0.07)               (0.19)
Accounting change .....................................            (0.14)              0.00                (0.21)
                                                            ------------       ------------       --------------
Net Income ............................................            (0.21)             (0.07)               (0.41)
                                                            ------------       ------------       --------------
Weighted average common shares outstanding ............       22,801,840         13,096,799           14,558,990
                                                            ============       ============       ==============

   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENT

CYTOGENIX, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 1999, 1998 and period from 02/10/95 through 12/31/99

CYTOGENIX, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 1999, 1998 and period from 02/10/95 through 12/31/99

                                                                                                      DEFICIT
                                                                                                    ACCUMULATED
                                                                                                    DURING THE        TOTAL
                                                                      CONTRIBUTED     TREASURY      DEVELOPMENT    STOCKHOLDER
                                             SHARES        AMOUNT       SURPLUS        SHARES          STAGE          EQUITY
                                           -----------    --------    -----------    -----------    -----------    -----------
Balance, February 5, 1995
   Issuance of Common stock ............     4,584,500       4,584         42,799                                       47,383
   Private Placements ..................       110,000         110         20,890                                       21,000
   Deficit for year ended 12/31/95 .....                                                                 (1,067)        (1,067)
                                           -----------    --------    -----------    -----------    -----------    -----------
Balance, December 31, 1995 .............     4,694,500       4,694         63,689                        (1,067)        67,316

Issuance of shares
  Issuance of shares to sole
  shareholder of Physical
  Therapy Associates ...................       500,000         500        374,500                                      375,000
Deficit for year ended 12/31/96 ........                                                                (13,616)       (13,616)
                                           -----------    --------    -----------    -----------    -----------    -----------
Balance, December 31, 1996 .............     5,194,500       5,194        438,189                       (14,683)       428,700

Issuance of shares
 For services rendered .................     3,687,425       3,687        687,705                                      691,392
 Private Placements ....................       825,974         826        128,306                                      129,132
 Deficit for year ended 12/31/97 .......                                                               (210,117)      (210,117)
                                           -----------    --------    -----------    -----------    -----------    -----------
Balance, December 31, 1997 .............     9,707,899       9,707      1,254,200                      (224,800)     1,039,107

Issuance of shares
 Loans from shareholders (Note 7) ......       212,780         213        135,777                                      135,990
  For services rendered ................     3,601,021       3,601      2,817,225                                    2,820,826
  Private Placements ...................     2,964,000       2,964        590,836                                      593,800
  Deficit for year ended 12/31/98 ......                                                               (950,376)      (950,376)
                                           -----------    --------    -----------    -----------    -----------    -----------
Balance, December 31, 1998 .............    16,485,700      16,485      4,798,038                    (1,175,176)     3,639,347

 Purchase treasury shares ..............                                                 (60,000)                      (60,000)
 Sale of treasury shares ...............                                                  60,000                        60,000
 Issuance of shares
   For services rendered ...............       544,348         544        467,778                                      468,322
   Private Placements ..................       317,220         317        129,709                                      130,026
   Stock warrants ......................                                   25,000                                       25,000
 In-Kind stock swap
  Issuance of restricted shares
   into treasury .......................    20,000,000      20,000     10,455,016    (10,475,016)                         --
  Retirement of treasury shares ........    (8,229,288)     (8,229)    (4,301,867)     4,310,096                          --
  Sale of Treasury Stock (Note 3) ......                                 (480,568)       480,568                          --
Deficit for year ended 12/31/99 ........                                                             (4,718,871)    (4,718,871)
                                           -----------    --------    -----------    -----------    -----------    -----------
Balance, December 31, 1999 .............    29,117,980      29,117     11,093,106     (5,684,352)    (5,894,047)      (456,176)
                                           ===========    ========    ===========    ===========    ===========    ===========

   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENT

CYTOGENIX, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
Year Ended 12/31/99, 12/31/99 and Period 02/10/95 (inception) to 12/31/99

                                                                                            Feb 10, 1995
                                                                                           (Inception) to
                                                                12/31/99      12/31/98        12/31/99
                                                               ----------    ----------    --------------
OPERATING ACTIVITIES:

  Deficit from Operations ..................................   (4,718,871)     (950,376)       (5,894,047)
  Adjustments to deficit from operations to net cash:
    Depreciation Expense ...................................        8,644         6,723            19,802
    Change in accounting ...................................    3,067,007
    Stock for Services .....................................      843,322     2,820,826         4,355,540
  Changes in non-cash operating working capital:
    Administrative Expenses ................................                 (2,331,875)
    Prepaid expenses and other assets ......................         (430)         (250)             (940)
    Notes Receivables ......................................      (25,100)                        (25,100)
    Accounts payable .......................................       35,039         2,823            38,787
    Accrued liabilities ....................................       38,163         5,868            44,031
                                                               ----------    ----------    --------------
  Net cash used in operating activities ....................     (752,226)     (446,261)       (1,461,927)

FINANCING ACTIVITIES

    Reduction in shareholder loans .........................                   (123,374)
    Treasury Shares Sold Subject to Mandatory
      Repurchase (Note 3) ..................................      480,568                         480,568
    Issuance of Common Shares for Shareholders' Loan .......                    135,990       135,990
    Proceeds from issuance of common shares ................      155,026       593,800           946,341
                                                               ----------    ----------    --------------
  Net cash provided by financing activities ................      635,594       606,416         1,562,899

INVESTING ACTIVITIES
    Additions to property & equipment ......................      (17,673)      (19,538)          (61,445)
    Investments ............................................       (9,973)            0            (9,973)
                                                               ----------    ----------    --------------
    Net cash used in investing activities ..................      (27,646)      (19,538)          (71,418)
                                                               ----------    ----------    --------------
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENT .................................................     (144,278)      140,617            29,554

CASH AND CASH EQUIVALENT, BEGINNING OF PERIOD ..............      173,832        33,215                 0
                                                               ----------    ----------    --------------
CASH AND CASH EQUIVALENT, END OF PERIOD ....................       29,554       173,832            29,554
                                                               ==========    ==========    ==============
NON CASH ITEMS:
 Stock issued for capitalized
   administrative expenses .................................            0     2,015,956                 0
                                                               ----------    ----------    --------------

   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CYTOGENIX, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1.-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

CytoGenix, Inc. was incorporated in Nevada on February 10, 1995. It is a biotechnology company focusing on controlled cellular dedifferentiation and transdifferentiation processes. The Company has acquired the exclusive rights for applications to a specialized expression vector capable of producing single stranded DNA (ssDNA) in both eukaryotes and prokaryotes.

Historically, equity funding has been the only source of operational and research support. Capital resources have been carefully husbanded with the bulk of the cash funding allocated directly to research with administrative overhead held to a minimum.

CASH AND CASH EQUIVALENT

All short-term highly liquid investments that have an original maturity date of three months or less are considered cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment, are carried at cost, less accumulated depreciation and amortization.

Depreciation commences at the time assets are placed in service and is computed using the straight-line method over the estimated useful lives of the assets (five to seven years).

STOCK-BASED COMPENSATION

In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock transactions are measured as the excess, if any, of the market price of the Company's common stock at the date of grant over the stock option exercise price.

Stock compensation expense for stock granted to non-employees has been determined in accordance with SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

NET LOSS PER SHARE

Basic loss per share is calculated based on the net loss applicable to common shareholders divided by the weighted average number of common shares outstanding for the period excluding any dilutive effects of options, warrants and convertible securities. Diluted earnings per share, if separately presented, would assume the conversion of all dilutive securities, such as options, warrants and convertible preferred stock. Due to the Company's history of losses, all such securities have been anti-dilutive.

CYTOGENIX, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

INCOME TAXES

The Company accounts for income taxes using the liability method under Statement of Accounting Standards No. 109, "Accounting for Income Taxes."

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. As of December 31, 1999 the Company's most significant estimates related to the calculation of depreciation expense.

PATENTS.

Patent and patent application costs are expensed as incurred.

REVENUE RECOGNITION

Currently the Company's only source of income has been as a result of dividends. This income is recognized in the period in which dividends are declared.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalent, and equity investment. As of December 31, 1999 and 1998, the cost of financial instruments approximate fair value.

RECLASSIFICATION

Certain prior year items have been reclassified to conform to the current presentation.

CYTOGENIX, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - LIQUIDITY

Since 1995 the Company has been considered a development stage company and has not generated any significant revenue. To fund its expenses and development stage activities the Company has relied on the sale of common stock. The Company's ability to continue operations in 2000 depends on its success in obtaining equity financing in an amount sufficient to support its operations through the end of the year. There is substantial doubt that the Company will generate sufficient revenues or be able to raise adequate capital to remain a going concern. Based on historical yearly financial requirements, operating capital of approximately $2 million will be needed for the calendar year 2000. As more fully described in Note 3 below, the Company has been informed by the Securities and Exchange Commission (the "SEC") of potential violations of securities registration provisions of the federal and state securities laws which could subject the Company to fines, penalties or other regulatory enforcement action. Management does not expect any stock transactions to be discontinued and expects to continue its sale of shares to fund its operations for 2000. In addition, management has also entered into a joint venture (see
Note 8) which is expected to generate revenues to support ongoing operations. However, due to recurring losses and the uncertainty as to whether the Company will be able to continue to use capital stock transactions to fund operations there is substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 - SALE OF STOCK

In January 1999 rules governing Regulation D, 504 Private Placements were amended by the U.S. Securities and Exchange Commission whereby issuers were compelled to offer one year restricted stock to investors. Prior to this amendment, issuers were permitted to offer freely transferable shares to investors, typically at a slight discount to market in order to secure equity financing.

In order to continue to fund future operations of the Company, the Company's management decided on May 13, 1999 to offer all current shareholders the opportunity to exchange their freely transferable shares for one year restricted shares at a ratio of two shares of restricted stock for one share of freely transferable stock. It was the Company's belief at that time that the unrestricted shares could be sold by the Company to individual investors without registration as a means to fund the Company.

The Company initially proposed to issue a total of 20,000,000 restricted shares in exchange for 10,000,000 free trading shares. The free trading shares would then be sold by the company in the market and in private transactions. Between, May 16, 1999 and August 21, 1999, a total of 424 existing shareholders agreed to exchange a total of 5,825,761 free trading shares for 11,651,522 restricted shares. The Company then in a series of brokerage and private transactions sold a total of 2,611,576 shares in the market and realized a total of $ 1,367,813 as a result of such activity. The Company retained a total of 3,214,189 shares that it received from shareholders in the treasury of the Company.

Accordingly, it is possible that the sale of the 2,611,576 shares described above may have violated securities registration provisions of the federal and state securities laws which could subject the Company to fines, penalties or other regulatory enforcement action. There can be no assurance that the SEC or applicable state authorities will not pursue any enforcement action. Additionally, it is possible that shareholders who purchased the shares described above in market transactions may have the right under state and federal securities laws to require the Company to repurchase their shares, for the amount originally paid, plus interest.

CYTOGENIX, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

Based upon the best information available to the Company at this time, the Company has calculated the amount of possible exposure that exists for the Company in light of the possible civil liabilities described above. Accordingly, in the event that these possible civil liabilities were asserted, the Company could be liable to certain shareholders who originally purchased the securities in market transactions in an amount of approximately $ 1,367,813 plus interest. The exposure was calculated by multiplying the average closing price for a share of the Company's common stock, weighted for reported daily volume, during the period May 16, 1999 to January 31, 2000 by 2,611,576 shares sold during the same period of time.

The results of the completion of the In Kind Stock Swap are;

Number of restricted shares issued:                        11,651,522 shares
Number of shares transferred to treasury:                   5,825,761 shares
Number of shares sold from treasury:                        2,611,576 shares
Number of shares remaining in treasury:                     3,214,189 shares

None of the remaining shares placed in the Company treasury from the in-kind stock swap will be sold without being registered or without a valid exemption from registration.

CYTOGENIX, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

The total number of shares of common stock outstanding as of December 31, 1999 is 29,117,980. As of December 31, 1999, the treasury shares total 5,027,461 at a reported cost of $ 5,684,352.

NOTE 4 - STOCK BASED COMPENSATION

The Company established in 1999, an Employee Stock Purchase Plan (the "Purchase Plan"), under which eligible employees may purchase common shares at par value quarterly up to 25% of their gross salary computed at the closing price on the last day of each pay period. The plan is compensatory since only a maximum discount of 15% is allowed for the plan to be non-compensatory.

Under this Plan the Company issued options for 107,477 shares for a weighted-average exercise price of $0.001 per share. All options were exercised in 1999 and no options expired or were forfeited. The weighted average fair value of the options granted was $0.65 per share with the total fair value of all shares issued being $69,382. All options vested immediately with the fair value each option, based on quoted market stock prices at the date of grant, being recorded as compensation expense. As all shares vested and exercised immediately there would be no effect on income had the Company accounted for stock option under the Guidelines of Statement of Financial Accounting Standard No. 123.

In 1997, the company issued 3,687,425 shares of its Common Stock. 3,000,000 Common shares were issued to executive officers/founders (employees) of the Company for an aggregate fair value of $562,600 in reliance on the exemption from registration provided by section 4(2) of the Securities Act of 1933, as amended ("Section 4(2)") for transactions not involving a public offering. In addition, 687,425 shares were issued for consulting services by non-employees for an aggregate fair value of $128,892.

In 1998, the company issued 3,601,021 shares of its Common Stock. 2,039,762 Common shares were issued to employees and executive officers/founders of the Company for an aggregate fair value of $1,547,517 in reliance on the exemption from registration provided by section 4(2) of the Securities Act of 1933, as amended ("Section 4(2)") for transactions not involving a public offering. In addition, 1,561,259 shares were issued for consulting services by non-employees for an aggregate fair value of $1,273,309.

In 1999, the company issued 544,348 shares of its Common Stock. 107,477 Common shares were issued to employees and executive officers/founders of the Company for an aggregate fair value of $69,382 pursuant to the Employee Stock Purchase Plan. In reliance on the exemption from registration provided by section 4(2) of the Securities Act of 1933, as amended ("Section 4(2)") for transactions not involving a public offering, 436,871 shares were issued for consulting services by non-employees for an aggregate fair value of $ 398,940.

CYTOGENIX, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 1999 and 1998:

                                                            1999         1998
                                                         ---------    ---------
Research and Development - lab equipment .............      29,108       29,018
Capitalized Indirect costs ...........................      32,337       14,754
                                                         ---------    ---------
        Total Equipment ..............................      61,445       43,772
                                                         =========    =========
Accumulated depreciation .............................     (19,802)     (11,157)
                                                         ---------    ---------
        Net Equipment ................................      41,643       32,614
                                                         =========    =========

NOTE 6-RESEARCH AND DEVELOPMENT EXPENSES

The research and the development of the technology that became known as the ssDNA IEV was invented by an MD, Dr. Charles Conrad, founder of InGene, Inc. and a practicing neural oncologist. The technology was exclusively licensed and developed under a sponsored research agreement by the Company.

The financial arrangement for the term of the contract included a monthly payment of $13,875 to InGene, Inc. and a payment to Dr. Conrad of $3,750. Out of the payments to InGene, Inc., purchases of the necessary research and development equipment were made.

The Company has moved to facilities which includes laboratory space. Dr. Conrad will remain on the Scientific Advisory Board, but CytoGenix, Inc. has terminated his and InGene, Inc.'s contracts for research and development on about
February, 2000.

The research and development expense categories also reflect the expenses of the patent attorneys hired to assist the Corporation in the patent filings of the first ssDNA IEV patent, which is scheduled to be approved in late 1999 and is scheduled to be issued in the first half of year 2000. Other patent filings include co-inventions by a Corporation scientist and Dr. Conrad.

In 1996 the Company's board of directors approved the issuance of 1.5 million shares of stock to the sole shareholder of Physical Therapy Associates (PTA) with the intent to acquire 100% of PTA's common stock. The sole shareholder is a member of the Company's board of directors. As of April 1999, the Company was unable to agree on final terms with the shareholder of PTA and as a consequence rescinded the offer. In conjunction with recession the sole shareholder of PTA returned 1 million shares of the Company with the remainder of the shares being issued as compensation expense for consulting services.

CYTOGENIX, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 7-LOANS FROM SHAREHOLDERS

Company's initial expense and capital expenditures were paid by loans made by the Company's original officers and shareholders. In addition, several of the officers were not paid for services rendered, these expenses were accrued at that time, at the fair value.

During 1998 212,780 shares of common shares, at a fair value of $ 135,990 were issued to satisfy these obligations.

NOTE 8 - EQUITY INVESTMENTS

The Company purchases common shares of companies, which could provide either a strategic alliance or beneficial research or expertise. It is the Company's policy to use the equity method of accounting for these investments if the company's common stock ownership in these companies range from 20% to 50 % and the cost method for any investment less than 20%. The following is a description of each investment.

On November 3, 1999, CytoGenix, Inc. formed a joint venture with Professional Compounding Centers of America, Inc (PCCA). Each own a 50% interest in Pharmagenix, LLC (Pharmagenix). This joint venture will apply part of the nucleic acid technology (synthesized DNA & RNA sequences) to the developing non-prescription products for distribution through the 2,500 member compounding pharmacies that are affiliated with PCCA. The company recorded the initial contribution of $10,000 with an adjustment for the 1999 loss of $27.

The following table summarizes the company's equity investments as of December 31, 1999

                                                  Phamagenix
                                                  ----------
        Common share ownership % .............            50%
            Revenue ..........................             0
            Net income (loss) ................           (27)
        Assets ...............................         9,973
        Liabilities ..........................             0
        Equity ...............................         9,973

        Investment as of 12/31/98 ............             0
          Investment during 1998 .............        10,000
          Equity Earnings (loss) .............           (27)
          Transfer Shares to Treasury
          Compensation of Services ...........          --
                                                  ----------
        Investment as of 12/31/99 ............         9,973
                                                  ==========

NOTE 9 -  FACILITIES LEASE

The Company has executed noncancelable operating leases for a vehicle, office and laboratory space that expire in 2002. In 1998 the Company executed an operating lease for office space that expires in November 1999. Rent expense amounted to $14,873 and $6,740 for the years ended December 31, 1999 and 1998, respectively. Future minimum annual rental payments under the current lease

CYTOGENIX, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

approximate the following for the years ended December 31:


            2000.................................     30,189
            2001.................................     29,710
            2002.................................     22,506
                                                      ------
                                                      82,400


NOTE 10 - NET LOSS PER SHARE

Basic loss per share is calculated using the average number of common shares outstanding.

                                                                     1999           1998
                                                                 -----------    -----------
Income before Income Taxes and Cumulative effect
  of change in Accounting Method .............................    (1,651,864)      (950,376)

Income Taxes .................................................             0              0
                                                                 -----------    -----------
Income before Cumulative effect of change in
  Accounting Method ..........................................    (1,651,864)      (950,376)

Cumulative effect of change in accounting method reporting
  on costs of start-up activities (net of income taxes of -0-)    (3,067,007)             0
                                                                 -----------    -----------
Net Income (Loss) ............................................    (4,718,871)      (950,376)
                                                                 ===========    ===========
Basic earnings per share of common stock:
Before cumulative effect of accounting change ................         (0.07)         (0.07)
Accounting change ............................................         (0.14           0.00
                                                                 -----------    -----------
Net Income ...................................................         (0.21)         (0.07)
                                                                 -----------    -----------
Average common shares outstanding ............................    22,801,840     13,096,799
                                                                 ===========    ===========

As of December 31, 1999 & 1998, diluted earnings per share was not included as they are anti-dilutive due to the company being in a loss position.

NOTE 11 - INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

CYTOGENIX, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

As of December 31, 1999, the Company had net operating tax loss carryforwards of approximately $575,242. The carryforwards begin to expire in the year 2010.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to these carryforwards, as it is more likely than not that these assets will not be realized.

The following table sets forth a reconciliation of the statutory federal income tax with the income tax provision.

                                                                     Inception
                                       Year ended     Year ended     through
                                        12/31/99        12/31/98      12/31/99
                                       ----------     ----------     ----------
Loss before income tax ............    (1,651,864)      (950,376)    (2,319,764)

Income tax benefit computed at
   statutory rates ................      (561,634)      (323,128)      (961,194)

Change in valuation allowance .....       340,824              0              0

Other .............................     1,872,674      1,273,504      3,280,958
                                       ----------     ----------     ----------
Tax expense .......................             0              0              0
                                       ==========     ==========     ==========

Other reconciling items represents permanent differences relating to the issuance of common stock for services pursuant to I.R.S. Regulation Sec. 1.83-6(a)(4).

Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:


                                                           1999           1998
                                                        --------       --------
Deferred tax assets:
   Net operating loss carryforwards ..............       575,242        240,222
   Depreciation in financial statements
      in excess of tax ...........................        15,775          9,971
                                                        --------       --------

Gross deferred tax assets ........................       591,017        250,193
Less valuation allowance .........................      (591,017)      (250,193)
                                                        --------       --------
Net deferred tax .................................             0              0
                                                        ========       ========

CYTOGENIX, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 12 - CHANGE IN ACCOUNTING PRINCIPLE

In 1998 SOP 98-5, "Reporting on the Costs of Start-up Activities," requires entities to expense the costs of start-up activities, including organizational costs, as incurred. The SOP is effective for fiscal years beginning after December 15, 1998. Accordingly as of January 1, 1999 $3,067,007 of start up costs previously capitalized were expensed as a one time cumulative effect change in accounting principle. There was no impact on income tax expense as a result of this transaction.

NOTE 13 - WARRANTS SOLD

During 1999 the Company sold 250,000 warrants for $ 25,000 to purchase common shares at $.10 per share in the event that the market price for common shares exceeded $0.90 per share. Subsequent to year-end these warrants were exercised.

NOTE 14 - NOTE RECEIVABLE

During 1999, the company needing an infusion of funds for its research projects, CytoGenix loaned without interest $25,100 to Quantum Bit Induction Technology.

On January 18, 2000 the Company entered into an agreement with Quantum Bit Induction Technology, Inc. (QBIT) pursuant to which 3,000,000 shares of QBIT common stock and the molecular biology intellectual property developed by QBIT or its assignees was acquired by the Company in exchange for 3,000,000 shares of the Company's common stock (the "QBIT Transaction"). As of June 30, 2000, the Company owned 6.3% of the outstanding capital stock of QBIT as a result the QBIT Transaction. The Company believed the research and development being pursued by QBIT in commercial applications of quantum mechanics, and specifically the quantum control of biochemical processes, would be applicable to, and complement, the Company's technology and products, which was the purpose of the Company's acquisition of an interest in QBIT. The molecular biology intellectual property acquired from QBIT (the "QBIT IP") was comprised of (i) U.S. Patent Application -- Serial No. 09/397,783 (filed September 16, 1999 -- continuation-in-part 09/169,793) -- entitled "Enzymatic Synthesis of ssDNA";
(ii) International Application -- No. PCT/US99/23933 -- Publication No. WO 00/22113 (filed October 12, 1999) -- entitled "Enzymatic Synthesis of ssDNA"; and (iii) U.S. Patent Application (filed March 6, 2000) -- CIP of 09/397,783 and 09/169,793 and 09/877,251 and 08/236,504) -- entitled "Enzymatic Synthesis of ssDNA In Vivo." Mr. Michael Skillern, the Chief Executive Officer of QBIT, is an inventor listed in each of the foregoing applications

The Company and QBIT agreed on October 6, 2000 to rescind the QBIT Transaction (the "QBIT Rescission") and Mr. Skillern assigned to the Company the QBIT IP in consideration for nominal consideration paid by the Company and the Company's agreement to effect the QBIT Rescission. QBIT has returned to the Company 3,000,000 shares of the Company's common stock and the Company has returned to QBIT 3,000,000 shares of QBIT common stock. Each of the Chief Executive Officer, Executive Vice President and Chief Financial Officer of the Company served as a director of QBIT until October 6, 2000, upon which date those gentlemen resigned as directors of QBIT in connection with the QBIT Rescission. Also on that date, Mr. Skillern resigned as a director of the Company.

CYTOGENIX, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

Each of the foregoing officers of the Company and Mr. Skillern, own 1,000,000 of the outstanding shares of QBIT (or, as of June 30, 2000, an aggregate of 8.3% of QBIT's outstanding shares). The ownership of these shares was not affected by the QBIT Rescission.

NOTE 15 - LITIGATION

The Company has been subject to routine litigation matters which have not been material during the years. Resolution of these matters has been immaterial.

NOTE 16 - NEW PRONOUNCEMENT

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is currently not a party to any derivative instruments and therefore will not be impacted by this pronouncement.

                                 CYTOGENIX, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                                                                                  03/31/00        12/31/99
                                                                                ------------    ------------
                                                                                 (Unaudited)
ASSETS
     Cash ...................................................................   $    213,252    $     29,554
     Notes Receivable .......................................................         25,100          25,100
     Prepaid Expenses & Other Assets ........................................         12,132             940
                                                                                ------------    ------------
          Current assets subtotal ...........................................        250,484          55,595

     Property & Equipment net ...............................................         48,096          41,643
     Equity Investment ......................................................      6,557,278           9,973
                                                                                ------------    ------------
             TOTAL ASSETS ...................................................      6,855,858    $    107,210
                                                                                ============    ============
LIABILITIES & SHAREHOLDERS' EQUITY
     LIABILITIES
          Accounts Payable ..................................................   $      6,091    $     38,787
          Accrued Liabilities ...............................................          1,375          44,031
                                                                                ------------    ------------
             Total liabilities ..............................................          7,466          82,818

       Treasury shares sold subject to mandatory repurchases ................      1,367,813         480,568

COMMITMENTS AND CONTINGENCIES (Note 3)

SHAREHOLDERS' EQUITY
     Common shares of $0.001 par value
     Authorized 50,000,000 shares and issued 31,835,837 and 29,117,980
       shares at March 31, 2000 and December 31, 1999, respectively .........         31,835          29,117
     Contributed surplus ....................................................     14,932,896      11,068,106
     Stock Warrants .........................................................         25,000
     Treasury stock, 2,214,189 and 5,027,461 shares at March 31, 2000 and
   December 31, 1999, respectively reported at  cost ........................     (2,941,597)     (5,684,352)
Deficit accumulated during the development stage ............................     (6,542,555)     (5,894,047)
                                                                                ------------    ------------
          Total Shareholders' Equity ........................................      5,480,579        (456,176)
                                                                                ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..................................      6,855,858    $    107,210
                                                                                ============    ============

   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                                 CYTOGENIX, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                                            Feb. 10, 1995
                                                         Three Months      Three Months     (Inception) to
                                                        Ended 03/31/00    Ended 03/31/99       03/31/00
                                                        --------------    --------------    --------------
Dividend income .....................................                0    $        1,010    $        1,633
                                                        --------------    --------------    --------------
INCOME ..............................................                              1,010             1,633

Research and development expense ....................           84,319            81,855         1,901,423
General and administration ..........................          561,279           146,810         1,553,046
Depreciation ........................................            2,915             8,644            22,717
                                                        --------------    --------------    --------------
Expenses ............................................   $      648,513    $      237,309        $3,477,186
                                                        --------------    --------------    --------------
Income before income taxes and cumulative effect
of change in accounting method ......................         (648,513)         (236,299)       (3,475,553)

Income Taxes ........................................                0                 0                 0
                                                        --------------    --------------    --------------
Income before cumulative effect of change in
accounting method ...................................         (648,513)         (236,299)       (3,475,553)

Cumulative effect of change in accounting method
reporting on costs of start-up activities (net of
income taxes of 0) ..................................             --          (3,067,007)       (3,067,007)
                                                        --------------    --------------    --------------
Net Income (Loss) ...................................         (648,513)       (3,303,306)       (6,542,560)
                                                        ==============    ==============    ==============
Basic earnings per share of common stock:
Before cumulative effect of accounting change .......            (0.02)            (0.01)            (0.21)
Accounting change ...................................            (0.00)            (0.18)            (0.20)
                                                        --------------    --------------    --------------
Net Income (Loss) ...................................            (0.02)            (0.19)            (0.41)
                                                        --------------    --------------    --------------
Weighted average common shares outstanding ..........       30,476,908        16,749,310        15,917,918
                                                        ==============    ==============    ==============

   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENT

                                 CYTOGENIX, INC.
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                   (Unaudited)

                                                                                                          DEFICIT
                                                                                                        ACCUMULATED
                                                                                                        DURING THE        TOTAL
                                                                          CONTRIBUTED     TREASURY      DEVELOPMENT    STOCKHOLDER
                                                  SHARES       AMOUNT       SURPLUS        SHARES         STAGE          EQUITY
                                               -----------    --------    -----------    -----------    -----------    -----------
Balance, February 5, 1995 ..................
     Issuance of Common stock ..............     4,584,500       4,584         42,799                                       47,383
     Private Placements ....................       110,000         110         20,890                                       21,000
     Deficit for year ended 12/31/95........                                                                 (1,067)        (1,067)
                                               -----------    --------    -----------    -----------    -----------    -----------
Balance, December 31, 1995 .................     4,694,500       4,694         63,689                        (1,067)        67,316

Issuance of shares
     Issuance of shares to sole ............                                                                                  --
     shareholder of Physical ...............                                                                                  --
     Therapy Associates ....................       500,000         500        374,500                                      375,000
     Deficit for year ended 12/31/96 .......                                                                (13,616)       (13,616)
                                               -----------    --------    -----------    -----------    -----------    -----------
Balance, December 31, 1996 .................     5,194,500       5,194        438,189                       (14,683)       428,700

Issuance of shares
     For services rendered .................     3,687,425       3,687        687,705                                      691,392
     Private Placements ....................       825,974         826        128,306                                      129,132
     Deficit for year ended 12/31/97 .......                                                               (210,117)      (210,117)
                                               -----------    --------    -----------    -----------    -----------    -----------
Balance, December 31, 1997 .................     9,707,899       9,707      1,254,200                      (224,800)     1,039,107

Issuance of shares
     Loans from shareholders (Note 7) ......       212,780         213        135,777                                      135,990
     For services rendered .................     3,601,021       3,601      2,817,225                                    2,820,826
     Private Placements ....................     2,964,000       2,964        590,836                                      593,800
     Deficit for year ended 12/31/98 .......                                                               (950,376)      (950,376)
                                               -----------    --------    -----------    -----------    -----------    -----------
Balance, December 31, 1998 .................    16,485,700      16,485      4,798,038                    (1,175,176)     3,639,347

Purchase treasury shares ...................                                                 (60,000)                      (60,000)
Sale of treasury shares ....................                                                  60,000                        60,000
Issuance of shares
     For services rendered .................       544,348         544        467,778                                      468,322
     Private Placements ....................       317,220         317        129,709                                      130,026
     Stock warrants ........................                                   25,000                                       25,000
In-Kind stock swap
     Issuance of restricted shares
       into treasury .......................    20,000,000      20,000     10,455,016    (10,475,016)
     Retirement of treasury shares .........    (8,229,288)     (8,229)    (4,301,867)     4,310,096
      Sale of Treasury Stock (Note 3) ......                                 (480,568)       480,568
Deficit for year ended 12/31/99 ............                                                             (4,718,871)    (4,718,871)
                                               -----------    --------    -----------    -----------    -----------    -----------
Balance, December 31, 1999 .................    29,117,980      29,117     11,093,106     (5,684,352)    (5,894,047)      (456,176)
Sale of treasury shares (Note 3) ...........                                 (750,000)       750,000
Additional Penalty on Treasury .............
       Shares (Note 3) .....................                                                (137,245)                     (137,245)
Issuance of shares
    For Services Rendered ..................       467,857         468        332,040                                      332,508
    Private Placements .....................       250,000         250        224,750                                      225,000
Issuance of shares to Quantum Bit
    Induction Technology, Inc. for
    the acquisition of certain molecular
   biology technology (Note 4) .............     2,000,000       2,000      4,258,000                                    4,260,000
Issuance of treasury shares to Quantum .....
   Bit Induction Technology, Inc. for ......
    the acquisition of certain molecular ...
     biology technology (Note 4) ...........                                               2,130,000                     2,130,000
Deficit for Quarter ended 3/31/00 ..........                                                               (648,513)      (648,513)
                                               -----------    --------    -----------    -----------    -----------    -----------
Balance, March 31, 2000 ....................    31,835,837      31,835     15,157,896     (2,941,597)    (6,542,560)     5,705,574
                                               ===========    ========    ===========    ===========    ===========    ===========

    ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                                 CYTOGENIX, INC.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                  Three Months      Three Months      Feb 10, 1995
                                                                                     Ended             Ended         (Inception) to
                                                                                    03/31/00         03/31/99           03/31/00
                                                                                 --------------    --------------    --------------
  OPERATING ACTIVITIES:

       Deficit from Operations ...............................................         (648,513)       (3,303,306)       (6,542,560)
       Adjustments to deficit from operations to net cash:
            Depreciation Expense .............................................            2,915             8,644            22,717
            Change in accounting .............................................             --           3,067,007              --
            Stock for services ...............................................          332,508           113,487         4,688,048
       Changes in non-cash operating working capital:
            Administrative expenses
            Prepaid expenses and other assets ................................          (11,193)                            (12,132)
            Notes Receivables ................................................                             (5,400)          (25,100)
            Accounts payable .................................................          (32,695)           (3,698)            6,091
            Accrued liabilities ..............................................          (42,656)             --               1,375
                                                                                 --------------    --------------    --------------
       Net cash used in operating activities .................................         (399,634)         (123,266)         (493,748)

  FINANCING ACTIVITIES
         Treasury Shares sold subject to Mandatory
               Purchase (Note 3) .............................................          887,245              --           1,367,813
        Additional Penalty on Treasury Shares (Note 3) .......................         (137,245)
       Proceeds from issuance of common shares ...............................             --             130,026           944,997
                                                                                 --------------    --------------    --------------
       Net cash provided by financing activities .............................          750,000           130,026           944,997

  INVESTING ACTIVITIES
       Additions to property, & equipment ....................................           (9,364)             --             (70,719)
       Investments ...........................................................         (157,304)             --            (167,278)
                                                                                 --------------    --------------    --------------
       Net cash used in investing activities .................................         (166,668)             --            (237,997)
                                                                                 --------------    --------------    --------------
  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT ............................          183,698             6,760           213,252

  CASH AND CASH EQUIVALENT, BEGINNING OF PERIOD ..............................           29,554           173,832                 0
                                                                                 --------------    --------------    --------------
  CASH AND CASH EQUIVALENT, END OF PERIOD ....................................          213,252           180,592           213,252
                                                                                 ==============    ==============    ==============
NON-CASH ITEMS:
ISSUANCE OF SHARES TO QUANTUM BIT INDUCTION
    TECHNOLOGY, INC. FOR THE ACQUISITION OF CERTAIN
    MOLECULAR BIOLOGY TECHNOLOGY (NOTE 4) ....................................   $    6,390,000    $         0.00    $    6,390,000
                                                                                 ==============    ==============    ==============

   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                                 CYTOGENIX, INC.
                          (A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)


1.         BASIS OF PRESENTATION

The financial statements of CryoGenix, Inc. (the "Company") included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Accordingly, they reflect all adjustments (consisting only of normal, recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the financial results for the interim periods. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K for the year ended December 31, 1999.

2.         LIQUIDITY

Since 1995 the Company has been considered a development stage company and has not generated any significant revenue. To fund its expenses and development stage activities the Company has relied on the sale of common stock. The Company's ability to continue operations in 2000 depends on its success in obtaining equity financing in an amount sufficient to support its operations through the end of the year. There is substantial doubt that the Company will generate sufficient revenues or be able to raise adequate capital to remain a going concern. Based on historical yearly financial requirements, operating capital of approximately $2 million will be needed for the calendar year 2000. As more fully described in Note 3 below, the Company has been informed by the Securities and Exchange Commission (the "SEC") of potential violations of securities registration provisions of the federal and state securities laws which could subject the Company to fines, penalties or other regulatory enforcement action. Management does not expect any stock transactions to be discontinued and expects to continue its sale of shares to fund its operations for 2000. In addition, management has also entered into a joint venture (see
Note 4) which is expected to generate revenues to support ongoing operations. However, due to recurring losses and the uncertainty as to whether the Company will be able to continue to use capital stock transactions to fund operations there is substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

3.         SALE OF STOCK

In January 1999 rules governing Regulation D, 504 Private Placements were amended by the U.S. Securities and Exchange Commission whereby issuers were compelled to offer one year restricted stock to investors. Prior to this amendment, issuers were permitted to offer freely transferable shares to investors, typically at a slight discount to market in order to secure equity financing.

In order to continue to fund future operations of the Company, the Company's management decided on May 13, 1999 to offer all current shareholders the opportunity to exchange their freely transferable shares for one year restricted shares at a ratio of two shares of restricted stock for one share of freely transferable stock. It was the Company's belief at that time that the unrestricted shares could be sold by the Company to individual investors without

                                 CYTOGENIX, INC.
                          (A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

registration as a means to fund the Company.

The Company initially proposed to issue a total of 20,000,000 restricted shares in exchange for 10,000,000 free trading shares. The free trading shares would then be sold by the company in the market and in private transactions. Between, May 16, 1999 and August 21, 1999, a total of 424 existing shareholders agreed to exchange a total of 5,825,761 free trading shares for 11,651,522 restricted shares. The Company then in a series of brokerage and private transactions sold a total of 2,611,576 shares in the market and realized a total of $ 1,367,813 as a result of such activity. The Company retained a total of 3,214,189 shares that it received from shareholders in the treasury of the Company.

Accordingly, it is possible that the sale of the 2,611,576 shares described above may have violated securities registration provisions of the federal and state securities laws which could subject the Company to fines, penalties or other regulatory enforcement action. There can be no assurance that the SEC or applicable state authorities will not pursue any enforcement action. Additionally, it is possible that shareholders who purchased the shares described above in market transactions may have the right under state and federal securities laws to require the Company to repurchase their shares, for the amount originally paid, plus interest.

Based upon the best information available to the Company at this time, the Company has calculated the amount of possible exposure that exists for the Company in light of the possible civil liabilities described above. Accordingly, in the event that these possible civil liabilities were asserted, the Company could be liable to certain shareholders who originally purchased the securities in market transactions in an amount of approximately $ 1,367,813 plus interest. The exposure was calculated by multiplying the average closing price for a share of the Company's common stock, weighted for reported daily volume, during the period May 16, 1999 to January 31, 2000 by 2,611,576 shares sold during the same period of time.


The results of the completion of the In Kind Stock Swap are;

Number of restricted shares issued:                        11,651,522 shares
Number of shares transferred to treasury:                   5,825,761 shares
Number of shares sold from treasury:                        2,611,576 shares
Number of shares remaining in treasury:                     3,214,189 shares

None of the remaining shares placed in the Company treasury from the in-kind stock swap will be sold without being registered or without a valid exemption from registration.

The total number of shares of common stock outstanding as of December 31, 1999 is 29,117,980. As of December 31, 1999, the treasury shares total 5,027,461 at a reported cost of $ 5,684,352.


4.         EQUITY INVESTMENTS

The Company purchases common shares of companies, which could provide either a strategic alliance or beneficial research or expertise. It is the Company's policy to use the equity method

                                 CYTOGENIX, INC.
                          (A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

of accounting for these investments if the company's common stock ownership in these companies range from 20% to 50 % and the cost method for any investment less than 20%. The following is a description of each investment.

On November 3, 1999, CytoGenix, Inc. formed a joint venture with Professional Compounding Centers of America, Inc (PCCA). Each own a 50% interest in Pharmagenix, LLC (Pharmagenix). This joint venture will apply part of the nucleic acid technology (synthesized DNA & RNA sequences) to the developing non-prescription products for distribution through the 2,500 member compounding pharmacies that are affiliated with PCCA. The company recorded the initial contribution of $10,000 with an adjustment for the 1999 loss of $27. In year 2000, the Company has capital contributions of $157,305 to this joint venture.

 On January 18, 2000 the Company entered into an agreement with Quantum Bit Induction Technology, Inc. (QBIT) pursuant to which 3,000,000 shares of QBIT common stock and the molecular biology intellectual property developed by QBIT or its assignees was acquired by the Company in exchange for 3,000,000 shares of the Company's common stock (the "QBIT Transaction"). As of June 30, 2000, the Company owned 6.3% of the outstanding capital stock of QBIT as a result the QBIT Transaction. The Company believed the research and development being pursued by QBIT in commercial applications of quantum mechanics, and specifically the quantum control of biochemical processes, would be applicable to, and complement, the Company's technology and products, which was the purpose of the Company's acquisition of an interest in QBIT. The molecular biology intellectual property acquired from QBIT (the "QBIT IP") was comprised of (i) U.S. Patent Application -- Serial No. 09/397,783 (filed September 16, 1999 -- continuation-in-part 09/169,793) -- entitled "Enzymatic Synthesis of ssDNA";
(ii) International Application -- No. PCT/US99/23933 -- Publication No. WO 00/22113 (filed October 12, 1999) -- entitled "Enzymatic Synthesis of ssDNA"; and (iii) U.S. Patent Application (filed March 6, 2000) -- CIP of 09/397,783 and 09/169,793 and 09/877,251 and 08/236,504) -- entitled "Enzymatic Synthesis of ssDNA In Vivo." Mr. Michael Skillern, the Chief Executive Officer of QBIT, is an inventor listed in each of the foregoing applications

      The Company and QBIT agreed on October 6, 2000 to rescind the QBIT Transaction (the "QBIT Rescission") and Mr. Skillern assigned to the Company the QBIT IP in consideration for nominal consideration paid by the Company and the Company's agreement to effect the QBIT Rescission. QBIT has returned to the Company 3,000,000 shares of the Company's common stock and the Company has returned to QBIT 3,000,000 shares of QBIT common stock. Each of the Chief Executive Officer, Executive Vice President and Chief Financial Officer of the Company served as a director of QBIT until October 6, 2000, upon which date those gentlemen resigned as directors of QBIT in connection with the QBIT Rescission. Also on that date, Mr. Skillern resigned as a director of the Company.

      Each of the foregoing officers of the Company and Mr. Skillern, own 1,000,000 of the outstanding shares of QBIT (or, as of June 30, 2000, an aggregate of 8.3% of QBIT's outstanding shares). The ownership of these shares was not affected the QBIT Rescission.


5.         LITIGATION

The Company, in the ordinary course of business, is a claimant and/or a defendant in various

                                 CYTOGENIX, INC.
                          (A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

legal proceedings, including proceedings as to which the Company has insurance coverage. The Company doe not consider its exposure in these proceedings, individually and in the aggregate, to be material.

6.         NEW PRONOUNCEMENT

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is currently not a party to any derivative instruments and therefore will not be impacted by this pronouncement.

                                 CYTOGENIX, INC.
                          (A Development Stage Company)

INDEPENDENT CERTIFED PUBLIC ACCOUNTANTS' REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

Board of Directors and Stockholders
of CytoGenix, Inc.
Houston, Texas

I have reviewed the accompanying balance sheet of CytoGenix, Inc. (A Development Stage Company) as of March 31, 2000 and the related statements of operations and cash flows for the three-month period ended March 31, 2000, March 31, 1999 and for the period from February 10, 1995 (Inception) to March 31, 2000. These financial statements are the responsibility of the Company's management.

I conducted our review in accordance with standards established by the American Institute of Certified Public Accounting. A review of interim financial information consists primarily of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

I have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of December 31, 1999, and the related statements of operations, stockholder's equity, and cash flows for the year ended December 31, 1999 (not present herein), and in my report dated July 10, 2000, except for the last three paragraphs in Note 14, dated November 2, 2000, I expressed a going concern opinion on those financial statements. In my opinion, the information set forth in the accompanying balance sheet as of December 31, 1999 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


/s/ Harrie Marie Pollok Operhall
Harrie Marie Pollok Operhall
A Professional Corporation

Houston, Texas
November 16, 2000

                                    PART III


ITEM 1.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


            (a)   Exhibits.

            EXHIBIT
            NUMBER                    DESCRIPTION
            ------                    -----------

            3.1*       --   Articles of Incorporation of Cryogenic Solutions,
                            Inc.

            3.2*       --   Certificate of Amendment dated November 1, 1995
                            of Articles of Incorporation of Cryogenic
                            Solutions, Inc.

            3.3*       --   Certificate of Amendment dated January 13, 2000
                            of Articles of Incorporation of CytoGenix, Inc.

            3.4*       --   Bylaws of Cryogenic Solutions, Inc.

            10.1*      --   QBIT Commercialization Agreement dated January
                            18, 2000, between CytoGenix, Inc. and Quantum
                            Bit Induction Technology, Inc.

            10.2*      --   Employment Agreement dated September 1, 1999
                            between Cryogenic Solutions, Inc. and Malcolm H.
                            Skolnick

            10.3*      --   License Agreement dated February 3, 2000,
                            between CytoGenix, Inc. and PharmaGenix, LLC

            10.4*      --   Technology Transfer Agreement dated June 26, 1998
                            between Cryogenic Solutions, Inc. and InGene, Inc.

            10.5       --   Employment Agreement dated February 1, 2000
                            between CytoGenix, Inc. and Lawrence Wunderlich

            10.6       --   Employment Agreement dated February 9, 2000
                            between CytoGenix, Inc. and Dell Gibson

            10.7       --   Sponsored Research Agreement between
                            CytoGenix, Inc. and Baylor College of Medicine as of March 1, 2000

            10.8       --   Employment Agreement dated September 1, 2000
                            between CytoGenix, Inc. and Jonathan Elliston.

            11.1*      --   Statement re: computation of per share earnings

            27.1*      --   Financial data schedule

----------------------
*  Previously filed

            (b)   Financial Statement Schedules.

      All schedules are omitted because they are not applicable or because the required information is contained in the Financial Statements or the Notes thereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CYTOGENIX, INC.


                                     By:/S/ MALCOLM SKOLNICK
                                           Malcolm Skolnick, Ph.D.
                                           President and Chief Executive Officer


                                       23